B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)
This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 14, 2018 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2017. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis.
Additional information related to B2Gold Corp., including our Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
B2Gold Corp. is a Vancouver-based gold producer with five operating mines (one in Mali, one in Namibia, one in the Philippines and two in Nicaragua). In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Colombia, Nicaragua, Namibia and Finland. The Company currently operates the Fekola Mine in Mali, which achieved commercial production on November 30, 2017, the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines and La Libertad and El Limon Mines in Nicaragua. The Company presently has an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.
Basis of presentation

The Fekola Mine commenced operation on September 25, 2017 and reached commercial production on November 30, 2017. In total for the year to December 31, 2017, the Fekola Mine produced 111,450 ounces of gold. This included 79,243 ounces produced in the pre-commercial production period to November 30, 2017. In accordance with the Company's accounting policy, costs and revenues related to ounces produced in the pre-commercial operating period up to November 30, 2017 are not recorded in the statement of operations but are capitalized and treated as part of the net cost of construction of the Fekola Mine. Revenue from sales of the 79,243 pre-commercial production ounces totalled $100.9 million and the total related costs of production were $27.5 million, for a net credit of $73.4 million, which was capitalized against Fekola property costs. Consistent with the exclusion of these revenues and costs from the determination of net income for the period, the related cash flows are not reflected as part of cash flow from operations but rather are shown as part of investing cash flows. Revenues and associated costs of production for ounces produced and sold subsequent to November 30, 2017, are included as part of net income and cash flows from operating activities.

Results highlights

On September 25, 2017, the Company announced that it had completed construction of the Fekola mill on budget and commenced ore processing at the Fekola Mine, more than three months ahead of the original schedule. The first gold pour at the Fekola Mine was achieved on October 7, 2017. On November 30, 2017, the Fekola Mine achieved commercial production, one month ahead of the revised schedule and four months ahead of the original schedule. The commercial production criteria used was 30 consecutive days of mill throughput at 65% of nameplate capacity. Throughput ran above nameplate capacity during the 30-day test period with significantly better than budgeted plant availability, mill feed grades, and recoveries.

Consolidated gold revenue in the fourth quarter of 2017 was $174.0 million on sales of 137,695 ounces at an average price of $1,264 per ounce compared to $181.2 million on sales of 151,524 ounces at an average price of $1,196 per ounce in the fourth quarter of 2016. The 4% (or $7.2 million) decrease in gold revenue for the quarter was mainly attributable to a 9% decrease in gold sales volume partially offset by a 6% increase in the average realized gold price. For accounting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production have been credited to Fekola’s mineral property development costs. The Fekola Mine produced 105,110 ounces in the quarter ended December 31, 2017. A total of 84,000 ounces were sold with the remaining 27,450 ounces being recorded in inventory at December 31, 2017. Of the ounces sold, 79,243 ounces related to pre-commercial production. Consequently, only 4,757 of the ounces sold (for revenue of $6.1 million) were reflected as Fekola Mine commercial production and recorded in the statement of operations for the year ended December 31, 2017. The timing of gold shipments at the Fekola Mine at the end of December 2017 also impacted the gold available for sale in the quarter. If all gold sales from the Fekola Mine for the fourth quarter of 2017 are included, consolidated gold revenue was a quarterly record of

$274.9 million (including $100.9 million from sales of pre-commercial production from Fekola) on sales of 216,938 ounces (including 79,243 ounces of pre-commercial sales from Fekola) at an average realized price of $1,267 per ounce.
Consolidated gold revenue for the year ended December 31, 2017 was $638.7 million on sales of 510,966 ounces at an average price of $1,250 per ounce compared to $683.3 million on sales of 548,281 ounces at an average price of $1,246 per ounce in 2016. Compared to the prior year, the decrease in annual gold revenue was attributable to a 7% decrease in gold sales volume due to the timing of gold shipments at the Otjikoto and Masbate Mines which impacted the available gold for sale in 2017. For accounting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production have been credited to Fekola’s mineral property development costs. The Fekola Mine produced 111,450 ounces in the year ended December 31, 2017. A total of 84,000 ounces were sold with the remaining 27,450 ounces being recorded in inventory at December 31, 2017. Of the ounces sold, 79,243 ounces related to pre-commercial production. Consequently, only 4,757 of the ounces sold (for revenue of $6.1 million) were reflected as Fekola Mine commercial production and recorded in the statement of operations for the year ended December 31, 2017. If all gold sales from the Fekola Mine for the year ended December 31, 2017 were included, consolidated gold revenue was an annual record of $739.5 million (including $100.9 million of pre-commercial sales from Fekola) on sales of 590,209 ounces (including 79,243 ounces of pre-commercial sales from Fekola) at an average realized price of $1,253 per ounce. At December 31, 2017, the Company had approximately 36,000 ounces more of gold bullion on hand than at December 31, 2016 with the biggest contributor being from the Fekola Mine (24,107 ounces). The timing of gold shipments at the Fekola Mine at the end of December 2017 also impacted the gold available for sale. These ounces were sold in the first quarter of 2018.
In the fourth quarter of 2017, the Company produced a quarterly record of 240,753 ounces (including 72,903 ounces of pre-commercial production from Fekola) exceeding reforecast production by 5% (or 10,473 ounces) and significantly exceeding budget by 28% (or 52,141 ounces). Consolidated gold production for the quarter also increased by 71% (or 100,102 ounces) over the same quarter in 2016. If pre-commercial production from Fekola is excluded, B2Gold’s consolidated gold production (including Fekola results from December 1, 2017) was 167,850 ounces.
Consolidated gold production for the year ended December 31, 2017 was an annual record of 630,565 ounces (including 79,243 ounces of pre-commercial production from Fekola), exceeding the upper end of its revised guidance range (of 580,000 to 625,000 ounces) and well above the upper end of its original guidance range (of 545,000 to 595,000 ounces). Consolidated gold production for the year increased by 15% (or 80,142 ounces) over 2016 reflecting the early start-up and strong ramp-up performance of the new Fekola Mine and the continued, very strong operational performances of both the Masbate Mine in the Philippines and Otjikoto Mine in Namibia. If pre-commercial production from Fekola is excluded, B2Gold’s consolidated gold production (including Fekola results from December 1, 2017) was 551,322 ounces.
Including only commercial production results from Fekola from December 1, 2017, consolidated cash operating costs1 for the quarter were $565 per ounce, $28 per ounce or 5% less than budget and comparable to the fourth quarter of 2016 ($19 per ounce or 3% higher). The favourable variance against budget reflects higher than budgeted gold production at the Masbate and Otjikoto mines coupled with slightly lower production costs at the Masbate Mine and the newly operational Fekola Mine (Fekola cash operating costs were $311 per ounce for the one month period ended December 31, 2017). These favourable variances were partially offset by the lower production from La Libertad and El Limon mines. If pre-commercial production results from Fekola are included, consolidated cash operating costs for the fourth quarter of 2017 (including three months of results from Fekola at $277 per ounce), were $473 per ounce, $120 per ounce or 20% lower than budgeted (refer to "Fekola Mine - Mali" section below).
Including only commercial production results from Fekola from December 1, 2017, consolidated cash operating costs for the year ended December 31, 2017 were $579 per ounce, $50 per ounce or 8% less than budget but $71 per ounce or 14% more than the comparable period in 2016. The favourable variance against budget reflects higher than budgeted gold production at the Masbate and Otjikoto mines coupled with slightly lower production costs at the Fekola, Masbate and Otjikoto mines. These favourable variances were partially offset by the lower production from La Libertad and El Limon mines. Consolidated cash operating costs per ounce for the year ended December 31, 2017 were higher than the comparable prior year period mainly due to higher production costs in 2017. Higher production costs in 2017 included higher fuel unit costs and a stronger Namibian dollar/US dollar foreign exchange rate in the prior year. If pre-commercial production results from the Fekola Mine are included, consolidated cash operating costs for the year ended December 31, 2017 (including three months of results from Fekola at $277 per ounce), were $542 per ounce, $87 per ounce or 14% below budget as a result of Fekola’s cash operating costs being significantly below budget (refer to "Fekola Mine - Mali" section below). Cash operating costs for 2017 were significantly below the low end of the Company’s guidance range of $610 to $650 per ounce.

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1 “Cash operating costs” a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Including only commercial production results from Fekola from December 1, 2017, all-in sustaining costs2 for the three months ended December 31, 2017 were $905 per ounce compared to budget of $767 per ounce and $877 per ounce for the same period of 2016. The increase compared to budget was a result of higher than budgeted capital expenditures at the Masbate Mine due to the timing of the purchase of mobile equipment during the fourth quarter of 2017 which was originally planned for earlier in 2017 as well as slightly higher expenditures at La Libertad and El Limon. These were partially offset by the reduction in cash operating costs per ounce discussed above. If pre-commercial production results from Fekola are included, all-in sustaining costs for the fourth quarter of 2017 were $754 per ounce (including three months of Fekola at $419 per ounce). The consolidated all-in sustaining costs for the quarter were $13 per ounce or 2% less than budget.
Including only commercial production results from Fekola from December 1, 2017, all-in sustaining costs for the year ended December 31, 2017 were $920 per ounce compared to a budget of $955 per ounce and $794 per ounce for the prior year comparable period. The reductions compared to budget were driven by the same factors impacting the reduction in cash operating costs per ounce slightly offset by higher capital expenditures compared to budget for the year. If pre-commercial production results from Fekola are included (including 3 months of results for Fekola at $419 per ounce), all-in sustaining costs for the year ended December 31, 2017 were $860 per ounce. The consolidated all-in sustaining costs for the year were $95 per ounce or 10% below budget and significantly below the low end of the Company’s all-in sustaining cost guidance range of $940 to $970 per ounce for the year.
For the fourth quarter of 2017, the Company recorded net income of $34.5 million ($0.03 per share) compared to net income of $8.1 million ($0.01 per share) in the fourth quarter of 2016. Adjusted net income3 was $5.7 million ($0.01 per share) in the fourth quarter of 2017 compared to $2.5 million ($0.00 per share) in the fourth quarter of 2016. For the year ended December 31, 2017, the Company recorded net income of $61.6 million ($0.06 per share) compared to net income of $38.6 million ($0.04 per share) for the same period of 2016. Adjusted net income was $51.8 million ($0.05 per share) for 2017 compared to $99.0 million ($0.11 per share) for 2016. For the quarter and year ended December 31, 2017, proceeds from the sales of pre-commercial production for Fekola ($100.9 million) and related production costs ($27.5 million) for a net amount of $73.4 million were recorded as a credit against the Fekola Mine mineral property and were not recorded as part of the determination of net income in the consolidated statement of operations. In addition, the related net cash inflows of $73.4 million from sales of Fekola pre-commercial production were recorded as part of investing activities in the consolidated statement of cash flows rather than as part of operating activities.
On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s revolving credit facility (“existing RCF”) Bank Lending Syndicate. On May 8, 2017, the loan documentation was completed and the aggregate amount of the existing RCF increased from $350 million to $425 million. On July 7, 2017, the Company entered into an amended and restated credit agreement with its syndicate of international banks ("amended RCF") of an aggregate amount of $500 million, representing a $75 million increase from the principal amount of $425 million under its existing RCF. The amended RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date. The term of the upsized revolving credit facility is four years, maturing on July 7, 2021. The amended RCF will bear interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Between January 1, 2018 and October 1, 2018, for such time as the indebtedness outstanding under the Company's existing convertible notes is greater than $100 million, the sliding scale interest will temporarily increase to a sliding scale range of between LIBOR plus 2.50% to 4.00%. The increase in the sliding scale rate will cease upon the earlier of (1) reduction of outstanding indebtedness under the Company's convertible notes to $100 million or less and (2) maturity of the notes on October 1, 2018.
With the announcement of the recently upsized RCF to $500 million and combined with the Company's projected cash flow from operations in 2018, incorporating a full year of commercial production for the Fekola Mine, the Company has given itself increased financial flexibility. Proceeds from the new upsized RCF will be used for general corporate purposes and may be used to prepay or repay the Company's existing convertible notes.
At December 31, 2017 the Company had cash and cash equivalents of $147.5 million compared to cash and cash equivalents of $144.7 million at December 31, 2016. The Company had a working capital deficit at December 31, 2017 of $98.7 million compared to working capital of $101.0 million at December 31, 2016. The working capital deficit resulted from the reclassification of the Company's convertible senior subordinated notes to current liabilities as they mature on October 1, 2018. In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using any equity to fund part of the construction cost. Construction and pre-development of the Fekola Mine were funded using a combination of operating cash flows from the Company's existing mine and debt facilities including the Company's RCF and Fekola equipment financing loans. In addition, the Company entered into $120 million of Prepaid Sales arrangements, the proceeds of which were used to help fund Fekola construction costs in 2016.

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2 “All-in sustaining costs” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 “Adjusted net income” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using any equity to fund part of the construction cost. With the successful and earlier than anticipated ramp up of the Fekola Mine in 2017, the Company is well positioned to execute the second part of its debt funding strategy and has started to reduce its overall consolidated debt levels. This planned repayment of debt includes the anticipated repayment of the Company's $259 million convertible notes which mature on October 1, 2018, unless the notes are converted into shares prior to that date. While the current convertible market remains attractive, the Company has allowed the notes to fall under amounts due within one year on the basis that the Company projects that it will have sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay the notes in full and maintain a strong cash position. This position mirrors the Company's current strategy to focus on developing its budgeted organic growth opportunities in the short to mid-term using a portion of its projected ongoing cash flow from existing operations, including Fekola, coupled with its Revolving Credit Facility without the need for additional new external debt or equity financing.
At December 31, 2017, the Company had drawn $350 million under the $500 million amended RCF, leaving an undrawn and available balance under the existing facility of $150 million. At December 31, 2017, the Company also had Euro 22 million ($26.4 million equivalent) of undrawn capacity on its Fekola equipment loan facility and $9.1 million of undrawn capacity on its Masbate equipment loan facility. The Company expects to utilize the balance of both undrawn equipment loan facilities for equipment purchases in 2018 and early 2019. Overall, based on current assumptions including a gold price assumption of $1,300 per ounce, the Company believes that its future cash flows from operations along with the undrawn and available balances on its current facilities will allow it to meet all of its current obligations as they fall due and maintain a strong cash position.
On February 22, 2018, the Company announced a positive initial Inferred Mineral Resource estimate for the Toega Project located in Burkina Faso with an initial Inferred Mineral Resource estimate of 17,530,000 tonnes of 2.01 grams per tonne (“g/t”), containing 1,130,000 ounces of gold (100% basis). Toega mineralized zone now extends 1,200 metres along strike, and is 430 metres wide and up to 400 metres deep. Toega mineralized zone remains open along strike to the north-northeast and down dip. Recent drilling has intersected good grade in a potential new mineralized zone. Drilling is ongoing to infill and determine the ultimate size of the Toega zone and to further test the new mineralized zone. The Toega Inferred Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz., an average gold recovery of 86.2% (based on preliminary metallurgical testwork), an assumed pit slope parameter of 50 degrees and preliminary costs based on input from other B2Gold mining operations. Costs used for pit generation are a mining cost of US$2.50 per tonne mined, processing cost of US$10.00 per tonne and G&A cost of US$2.10 per tonne processed.
On February 23, 2018, the Company announced a positive initial open-pit resource at the newly-discovered El Limon Central zone, at the El Limon property in Nicaragua, of 5,130,000 tonnes at a grade of 4.92 g/t) of gold containing 812,000 ounces of gold (100% basis). Inferred Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz., an average gold recovery of 83.8% (based on preliminary metallurgical testwork), and recent EL Limon Mine cash operating costs. The El Limon Central zone, at its closest location, is approximately 150 metres from the El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. Historical records indicate that parts of the Central zone had been mined underground in past decades. B2Gold's recent exploration work indicates the underground mining was much more limited than previously thought. B2Gold is currently conducting additional metallurgical testing on the El Limon Central ore and a study to evaluate the potential to expand the El Limon throughput to significantly increase annual gold production and reduce cash operating costs. The study is expected to be completed by mid-2018.
With the large, low-cost Fekola Mine now in production, B2Gold is on target to achieve transformational growth in 2018. With the planned first full year of production from the Fekola Mine, the outlook for 2018 provides for dramatic production growth of approximately 300,000 ounces versus 2017, as consolidated annual gold production is expected to increase significantly to be between 910,000 and 950,000 ounces with cash operating costs expected to remain low at between $505 and $550 per ounce and all-in sustaining costs are expected to decrease by approximately 6% from 2017 and be between $780 and $830 per ounce.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly and Year-to-date Financial and Operating Results

	Three months ended		Year ended
	December 31		December 31
	2017	2016	2017	2016	2015

Gold revenue(1) ($ in thousands)	173,990	181,189	638,677	683,293	553,656

Net income (loss)(1) ($ in thousands)	34,466	8,077	61,566	38,600	(145,113)

Earnings (loss) per share – basic (1)(3) ($/share)	0.03	0.01	0.06	0.04	(0.16)

Earnings (loss) per share – diluted (1)(3) ($/share)	0.03	0.00	0.06	0.04	(0.16)

Cash flows from operating activities (4) ($ in thousands)	25,606	82,338	155,000	411,811	175,402

Total assets ($ in thousands)	2,685,157	2,336,135	2,685,157	2,336,135	2,024,382

Non-current liabilities ($ in thousands)	624,220	705,530	624,220	705,530	612,923

Gold sold, excluding Fekola and Otjikoto pre-commercial production results(1) (ounces)	137,695	151,524	510,966	548,281	481,185

Average realized gold price(1) ($/ounce)	1,264	1,196	1,250	1,246	1,151

Excluding Fekola and Otjikoto pre-commercial production results (1):

Gold produced (1) (ounces)	167,850	140,651	551,322	550,423	474,450

Cash operating costs(1)(5) ($/ounce gold)	565	546	579	508	616

Total cash costs(1)(5) ($/ounce gold)	611	591	625	554	665

All-in sustaining costs(1)(5) ($/ounce gold)	905	877	920	794	947

Adjusted net income (1)(5) ($ in thousands)	5,704	2,506	51,799	98,972	13,344

Adjusted earnings per share (1)(5) – basic ($)	0.01	0.00	0.05	0.11	0.01

Including Fekola and Otjikoto pre-commercial production results (2):

Gold sold, including Fekola and Otjikoto pre-commercial production results(2) (ounces)	216,938	151,524	590,209	548,281	499,651

Gold produced(2) (ounces)	240,753	140,651	630,565	550,423	493,265

Cash operating costs(2)(5) ($/ounce gold)	473	546	542	508	616

All-in sustaining costs(2)(5) ($/ounce gold)	754	877	860	794	947

(1)
The results for the three months and year ended December 31, 2017 include the results from the Fekola Mine from December 1, 2017. The results for the year ended December 31, 2015 include the results from the Otjikoto Mine from March 1, 2015. For the quarter and year ended December 31, 2017, proceeds from the sale of pre-commercial proceeds less pre-production costs for net proceeds of $73.4 million were excluded from the statement of operations and recorded as a reduction of the Fekola Mine carrying value.

(2)	The results for the three months and year ended December 31, 2017 include the results from the Fekola Mine from October 1, 2017.

(3)	Attributable to the shareholders of the Company.

(4)
Cash flows from operating activities for the year ended December 31, 2016 include $120 million in proceeds from the Prepaid Sales transactions. For the quarter and year ended December 31, 2017, net cash flow proceeds totalling $73.4 million from the production and sale of pre-commercial production at the Fekola Mine were excluded from operating cash flows and increased as investing cash flow in the statement of cash flows.

(5)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Fourth quarter 2017 and 2016
Revenue
Consolidated gold revenue in the fourth quarter of 2017 was $174.0 million on sales of 137,695 ounces at an average price of $1,264 per ounce compared to $181.2 million on sales of 151,524 ounces at an average price of $1,196 per ounce in the fourth quarter of 2016. The 4% (or $7.2 million) decrease in gold revenue for the quarter was mainly attributable to a 9% decrease in gold sales volume partially offset by a 6% increase in the average realized gold price. For accounting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production have been credited to Fekola’s mineral property development costs. The Fekola Mine produced 105,110 ounces in the quarter ended December 31, 2017. A total of 84,000 ounces were sold with the remaining 27,450 ounces being recorded in inventory at December 31, 2017. Of the ounces sold, 79,243 ounces related to pre-commercial production. Consequently, only 4,757 of the ounces sold (for revenue of $6.1 million) were reflected as Fekola Mine commercial production and recorded in the statement of operations for the year ended December 31, 2017. The timing of gold shipments at the Fekola Mine at the end of December 2017 also impacted the gold available for sale in the quarter. If all gold sales from the Fekola Mine for the fourth quarter of 2017 are included, consolidated gold revenue was a quarterly record of $274.9 million (including $100.9 million from sales of pre-commercial production from Fekola) on sales of 216,938 ounces (including 79,243 ounces of pre-commercial sales from Fekola) at an average realized price of $1,267 per ounce.
Consolidated gold revenue in the quarter ended December 31, 2017 included $15 million related to the delivery of gold into the Company’s Prepaid Sales contracts associated with the Company’s Prepaid Sales transactions entered into in March 2016. During the three months ended December 31, 2017, 12,909 ounces were delivered under these contracts.

In the fourth quarter of 2017, the Otjikoto Mine accounted for $68.8 million (Q4 2016 - $61.2 million) of gold revenue from the sale of 53,929 ounces (Q4 2016 - 51,129 ounces); the Masbate Mine accounted for $63.1 million (Q4 2016 - $56.1 million) of gold revenue from the sale of 49,600 ounces (Q4 2016 - 46,900 ounces), the Libertad Mine accounted for $19.7 million (Q4 2016 - $48.6 million) of gold revenue from the sale of 15,439 ounces (Q4 2016 - 40,857 ounces) while $17.8 million (Q4 2016 - $15.4 million) was contributed by the Limon Mine from the sale of 13,970 ounces (Q4 2016 - 12,638 ounces). The Fekola Mine accounted for $6.1 million of gold revenue from the sale of 4,757 ounces in December 2017, subsequent to reaching commercial production on November 30, 2017. The remaining sales in December 2017 (42,243 ounces) related to pre-commercial production and were recorded as a credit against the Fekola Mine mineral property. Total Fekola Mine sales for the fourth quarter of 2017 were $106.9 million from the sale of 84,000 ounces including revenues from the sale of pre-commercial production revenues of $100.9 million. For accounting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production have been credited to Fekola’s mineral property development costs.

Production and operating costs
In the fourth quarter of 2017, the Company produced a quarterly record of 240,753 ounces (including 72,903 ounces of pre-commercial production from Fekola) exceeding reforecast production by 5% (or 10,473 ounces) and significantly exceeding budget by 28% (or 52,141 ounces). Consolidated gold production for the quarter also increased by 71% (or 100,102 ounces) over the same quarter in 2016. If pre-commercial production from Fekola is excluded, B2Gold’s consolidated gold production (including Fekola results from December 1, 2017) was 167,850 ounces.
Including only commercial production results from Fekola from December 1, 2017, consolidated cash operating costs (refer to "Non-IFRS Measures") for the quarter were $565 per ounce, $28 per ounce or 5% less than budget and comparable to the fourth quarter of 2016 ($19 per ounce or 3% higher). The favourable variance against budget reflects higher than budgeted gold production at the Masbate and Otjikoto mines coupled with slightly lower production costs at the Masbate Mine and the newly operational Fekola Mine (cash costs of $311 per ounce for the one month ended December 31, 2017). These favourable variances were partially offset by the lower production from La Libertad and El Limon mines. If pre-commercial production results from Fekola are included, consolidated cash costs for the fourth quarter of 2017 (including three months of results from the Fekola Mine at $277 per ounce), were $473 per ounce, $120 per ounce or 20% lower than budgeted (refer to "Fekola Mine - Mali" section below).
Including only commercial production results from Fekola from December 1, 2017, all-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended December 31, 2017 were $905 per ounce compared to budget of $767 per ounce and $877 per ounce for the same period of 2016. The increase compared to budget was a result of higher than budgeted capital expenditures at the Masbate Mine due to the timing of the purchase of mobile equipment during the fourth quarter of 2017 which was originally planned for earlier in 2017 as well as slightly higher expenditures at La Libertad and El Limon. These were partially offset by the reduction in cash operating costs per ounce discussed above. If pre-commercial production results from Fekola are included (including three months of results from the Fekola Mine at $419 per ounce), all-in sustaining costs for the fourth quarter of 2017 were $754 per ounce, which was $13 per ounce or 2% less than budget.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $41.5 million in the fourth quarter of 2017 compared to $54.8 million in the fourth quarter of 2016. The decrease in depreciation expense was mainly due to a 17% decrease in the depreciation charge per ounce of gold sale and a 9% decrease in the gold ounces sold.
Other
General and administrative (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia, the Bamako office in Mali (starting after commencement of commercial production on December 1, 2017) and the Company’s other offshore subsidiaries. For the fourth quarter of 2017, G&A costs were $18.4 million, which was $1.3 million or 7% higher than the fourth quarter of 2016. G&A costs were higher in the fourth quarter of 2017 as the G&A costs from the Bamako office ceased being capitalized on November 30, 2017.
The Company’s results for the fourth quarter of 2017 included a non-cash mark-to-market loss of $7.2 million on the convertible senior subordinated notes compared to a non-cash mark-to-market gain of $5.9 million in the fourth quarter of 2016. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At December 31, 2017, the convertible notes were trading at 106.5% of par value compared with 103.7% at September 30, 2017. The increase in the note value is driven by the change in the underlying stock price which increased to C$3.88 at December 31, 2017 from C$3.44 at September 30, 2017. The Company's convertible senior subordinated notes are due on October 1, 2018.
The Company reported $5.5 million (net of capitalized interest) in interest and financing expense during the fourth quarter of 2017 as compared with $2.0 million in the fourth quarter of 2016. The increase was due to higher debt levels in 2017 compared to 2016, relating mainly to the current revolving credit facility and equipment loans. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the three months ended December 31, 2017, the Company capitalized interest costs on its borrowings attributable to funds spent on the Fekola Project in the amount of $4.2 million (Q4 2016 – $3.7 million). Interest capitalization ceased December 1, 2017 when commercial production was reached.
For the three months ended December 31, 2017, the Company recorded $9.7 million of unrealized gains on derivative instruments (Q4 2016 - unrealized gains of $20.3 million). The net unrealized gains were comprised of $5.1 million related to gold derivative instruments, $4.4 million related to the Company’s forward fuel price contracts and $0.2 million related to interest rate swaps.
The Company recorded a net current income tax expense of $13.3 million in the fourth quarter of 2017 compared to $10.1 million in the fourth quarter of 2016. In the fourth quarter of 2017, the current income tax expense consisted mainly of corporate income tax expense in Mali, the Philippines and Nicaragua. The increase in the current income tax expense is a result of an income tax holiday in the Philippines which expired on June 30, 2017 and of the Fekola Mine reaching commercial production on November 30, 2017. For the fourth quarter of 2017, the Company recorded a deferred income tax recovery of $23.5 million compared to a deferred income tax expense of $14.4 million in the fourth quarter of 2016. The deferred income tax recovery in 2017 mainly resulted from strengthening of foreign exchange rates and corresponding changes to the underlying tax assets and liabilities of Fekola and Otjikoto partially offset by the utilization of tax loss carryforwards and other timing differences related to Otjikoto.
For the fourth quarter of 2017, the Company recorded net income of $34.5 million ($0.03 per share) compared to net income of $8.1 million ($0.01 per share) in the fourth quarter of 2016. Adjusted net income (refer to “Non-IFRS Measures”) was $5.7 million ($0.01 per share) in the fourth quarter of 2017 compared to $2.5 million ($0.00 per share) in the fourth quarter of 2016. Adjusted net income in the fourth quarter of 2017 primarily excluded share-based payments of $4.9 million, non-cash mark-to-market losses of $7.2 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, unrealized gains on derivative instruments of $9.7 million and a deferred income tax recovery of $23.5 million. For the quarter ended December 31, 2017, proceeds from the sales of pre-commercial production from Fekola ($100.9 million) and related production costs ($27.5 million), for a net amount of $73.4 million were recorded as a reduction of the value of the Fekola Mine mineral property and were not recorded as part of the determination of net income in the consolidated statement of operations. In addition, the related net cash inflows of $73.4 million from sales of Fekola pre-commercial production were recorded as part of investing activities in the consolidated statement of cash flows rather than as part of operating activities.

Cash flow provided by operating activities was $25.6 million in the fourth quarter of 2017 compared to $82.3 million in the fourth quarter of 2016, a decrease of $56.7 million. The fourth quarter of 2017 was negatively impacted by non-cash working capital changes of negative $16.9 million compared with positive $12.6 million in the fourth quarter of 2016. The main changes in non-cash working capital in the quarter include a $47.3 million increase in inventories (including Fekola Mine purchase of supplies inventory of $32.5 million and Fekola Mine stockpile, in-circuit and bullion inventories of $14.2 million). Production and related inventory costs significantly exceeded expectations and forecasts in the fourth quarter of 2017. In-circuit and bullion inventories reflect ounces produced in December 2017 and on hand at year end. The Company accelerated consumable purchases to keep pace with the accelerated ramp up of the mine. This initial build up of inventories will benefit operating cash flows in future periods. Cash outflows related to establishing initial Fekola Mine inventory levels were partially offset by a $15.6 million increase in taxes incurred but not yet paid relating to the Philippines where the five year income tax holiday ended June 30, 2017 and current income taxes accrued from the newly operational Fekola Mine. In addition, operating cash flows were positively impacted by a build up of $18.8 million increase in accounts payable and accrued liabilities and negatively impacted by a decrease in revenues of $7.2 million, an increase of $4.1 million in production costs and $6.7 million less cash received from long-term value added tax receivables. During the fourth quarter of 2017, the Company delivered 12,909 ounces into Prepaid Sales contracts for which no proceeds were received in cash during the period. The original proceeds of $15 million for the Prepaid Sales were received in March 2016 upon entering into the contracts. In addition, for the quarter ended December 31, 2017, net cash flow proceeds totalling $73.4 million from the production and sale of pre-commercial production at the Fekola Mine were excluded from operating cash flows and included as investing cash flow in the consolidated statement of cash flows.
At December 31, 2017 the Company had cash and cash equivalents of $147.5 million compared to cash and cash equivalents of $144.7 million at December 31, 2016. The Company had a working capital deficit at December 31, 2017 of $98.7 million compared to working capital of $101.0 million at December 31, 2016. The working capital deficit resulted from the reclassification of the Company's convertible senior subordinated notes to current liabilities as they are due on October 1, 2018. In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using any equity to fund part of the construction cost. Construction and pre-development of the Fekola Mine were funded using a combination of operating cash flows from the Company's existing mine and debt facilities including the Company's RCF and Fekola equipment financing loans. In addition, the Company entered into $120 million of Prepaid Sales arrangements, the proceeds of which were used to help fund Fekola construction costs in 2016.
In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using any equity to fund part of the construction cost. With the successful and earlier than anticipated ramp up of the Fekola Mine in 2017, the Company is well positioned to execute the second part of its debt funding strategy and has started to reduce its overall consolidated debt levels. This planned repayment of debt includes the anticipated repayment of the Company's $259 million convertible notes which mature on October 1, 2018, unless the notes are converted into shares prior to that date. While the current convertible market remains attractive, the Company has allowed the notes to fall under amounts due within one year on the basis that the Company projects that it will have sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay the notes in full and maintain a strong cash position. This position mirrors the Company's current strategy to focus on developing its budgeted organic growth opportunities in the short to mid-term using a portion of its projected ongoing cash flow from existing operations, including Fekola, coupled with its Revolving Credit Facility without the need for additional new external debt or equity financing.
At December 31, 2017, the Company had drawn $350 million under the $500 million amended RCF, leaving an undrawn and available balance under the existing facility of $150 million. At December 31, 2017, the Company also had Euro 22 million ($26.4 million equivalent) of undrawn capacity on its Fekola equipment loan facility and $9.1 million of undrawn capacity on its Masbate equipment loan facility. The Company expects to utilize the balance of both undrawn equipment loan facilities for equipment purchases in 2018 and early 2019. Overall, based on current assumptions including a gold price assumption of $1,300 per ounce, the Company believes that its future cash flows from operations along with the undrawn and available balances on its current facilities will allow it to meet all of its current obligations as they fall due and maintain a strong cash position.
Annual results
Revenue
Consolidated gold revenue for the year ended December 31, 2017 was $638.7 million on sales of 510,966 ounces at an average price of $1,250 per ounce compared to $683.3 million on sales of 548,281 ounces at an average price of $1,246 per ounce in 2016. Compared to the prior year, the decrease in annual gold revenue was attributable to a 7% decrease in gold sales volume due to the timing of gold shipments at the Otjikoto and Masbate Mines which impacted the available gold for sale in 2017. For accounting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production have been credited to Fekola’s mineral property development costs. The Fekola Mine produced 111,450 ounces in the year ended December 31, 2017. A total of 84,000 ounces were sold with the remaining 27,450 ounces being recorded in inventory at December 31, 2017. Of the ounces sold, 79,243 ounces related to pre-commercial production. Consequently, only 4,757 of the ounces sold (for revenue of $6.1 million) were reflected as Fekola Mine commercial production and recorded in the statement of operations for the year ended December 31, 2017. If all gold sales from the Fekola Mine for the year ended December 31, 2017 were included, consolidated gold revenue was an annual record of $739.5 million (including $100.9 million of pre-commercial sales from Fekola) on sales of 590,209 ounces (including 79,243 ounces of pre-commercial sales from Fekola) at an average realized price of $1,253 per ounce. At December 31, 2017, the Company had approximately 36,000 ounces more of gold bullion on hand than at December 31, 2016 with the biggest contributor being from the Fekola Mine (24,107 ounces). The timing of gold shipments at the Fekola Mine at the end of December 2017 also impacted the gold available for sale. These ounces were sold in the first quarter of 2018.
Consolidated gold revenue in the year ended December 31, 2017 included a non-cash amount of $60 million related to the delivery of gold into the Company’s Prepaid Sales contracts associated with the Company’s Prepaid Sales transactions entered into in March 2016 when the proceeds were received. During the year ended December 31, 2017, 51,633 ounces were delivered under these contracts.

For the year ended December 31, 2017, the Otjikoto Mine accounted for $235.9 million (2016 - $207.7 million) of gold revenue from the sale of 186,816 ounces (2016 – 167,786 ounces), the Masbate Mine accounted for $247.6 million (2016 - $255.6 million) of gold revenue from the sale of 196,800 ounces (2016 – 204,000 ounces), the Libertad Mine accounted for $104.8 million (2016 - $163.7 million) of gold revenue from the sale of 83,509 ounces (2016 – 131,457 ounces) while $49.6 million (2016 – $56.4 million) was contributed by the Limon Mine from the sale of 39,084 ounces (2016 – 45,038 ounces). The Fekola Mine accounted for $6.1 million of gold revenue from the sale of 4,757 ounces in December 2017, subsequent to reaching commercial production on November 30, 2017. The remaining sales in December 2017 (42,243 ounces) related to pre-commercial production and were recorded as a credit against the Fekola Mine mineral property. Total Fekola Mine sales for the year ended December 31, 2017 were $106.9 million from the sale of 84,000 ounces including pre-commercial production revenues of $100.9 million. For accounting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production have been credited to Fekola’s mineral property development costs.

Production and operating costs

Consolidated gold production for the year ended December 31, 2017 was an annual record of 630,565 ounces (including 79,243 ounces of pre-commercial production from Fekola), exceeding the upper end of its revised guidance range (of 580,000 to 625,000 ounces) and well above the upper end of its original guidance range (of 545,000 to 595,000 ounces). Consolidated gold production for the year increased by 15% (or 80,142 ounces) over 2016 reflecting the early start-up and strong ramp-up performance of the new Fekola Mine and the continued, very strong operational performances of both the Masbate Mine in the Philippines and Otjikoto Mine in Namibia. If pre-commercial production from Fekola is excluded, B2Gold’s consolidated gold production (including Fekola results from December 1, 2017) was 551,322 ounces.
Including only commercial production results from Fekola from December 1, 2017, consolidated cash operating costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2017 were $579 per ounce, $50 per ounce or 8% less than budget but $71 per ounce or 14% more than the comparable period in 2016. The favourable variance against budget reflects higher than budgeted gold production at the Masbate and Otjikoto mines coupled with slightly lower production costs at the Fekola, Masbate and Otjikoto mines. These favourable variances were partially offset by the lower production from La Libertad and El Limon mines. Consolidated cash operating costs per ounce for the year ended December 31, 2017 were higher than the comparable prior year period mainly due to higher production costs in 2017. Higher production costs in 2017 included higher fuel unit costs and a stronger Namibian dollar/US dollar foreign exchange rate in the prior year. If pre-commercial production results from the Fekola Mine are included, consolidated cash costs for the year ended December 31, 2017 (including three months of results from Fekola at $277 per ounce), were $542 per ounce, $87 per ounce or 14% below budget as a result of Fekola’s cash operating costs being significantly below budget (refer to "Fekola Mine - Mali" section below). Cash operating costs for 2017 were significantly below the low end of the Company’s guidance range of $610 to $650 per ounce.
Including only commercial production results from Fekola from December 1, 2017, all-in sustaining costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2017 were $920 per ounce compared to a budget of $955 per ounce and $794 per ounce for the prior year comparable period. The reductions compared to budget were driven by the same factors impacting the reduction in cash operating costs per ounce slightly offset by higher capital expenditures compared to budget for the year. If pre-commercial production results from Fekola are included (including 3 months of results from Fekola at $419 per ounces), all-in sustaining costs for the year ended December 31, 2017 were $860 per ounce. This was $95 per ounce or 10% below budget and significantly below the low end of the Company’s all-in sustaining cost guidance range of $940 to $970 per ounce.
Depreciation and depletion
Depreciation and depletion expense, included in total cost of sales, was $160.5 million for the year ended December 31, 2017 compared to $172.3 million in 2016. The decrease in depreciation expense was due to a 7% decrease in the gold ounces sold. The depreciation charge for both 2017 and 2016 was $314 per ounce of gold sold.
Other
For the year ended December 31, 2017, G&A costs increased by $2.7 million to $43.6 million due to higher travel costs and office and general costs.
Share-based payment expense for the year ended December 31, 2017 increased $4.5 million to $18.1 million as a result of the number of option grants (23.0 million options granted in 2017 compared to 15.4 million options granted in the comparable period of 2016).

On June 7, 2017, the Company completed the sale of all of its rights, title and interest to a 2% net smelter returns royalty (“NSR”), covering Alamos Gold Inc.’s Lynn Lake properties in Manitoba for Cdn. $9 million in cash upon closing and a further contingent payment of up to Cdn. $6 million due 24 months after the property enters commercial production. The Lynn Lake royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR, based upon an evaluation of the likely cash flows arising from the NSR. As a result, in the second quarter of 2017, the Company recorded a $6.6 million pre-tax gain on disposal of the NSR, net of related transaction costs of $0.1 million. No amount was recorded with respect to the contingent consideration due upon the commencement of commercial production.

During the year ended December 31, 2017, capitalized exploration costs totalling $4.2 million were written off relating to exploration properties in Namibia and Mali that are no longer being pursued while in the same period in 2016, $5.1 million was written off relating to the Company's interest in the Quebradona Project in Colombia and exploration properties in Chile that were no longer being pursued.

The Company’s results for the year ended December 31, 2016 included a loss of $9.9 million from the restructuring of its 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. The Company received 23.5 million common shares of Calibre valued at $2.1 million and a 1.5% net smelter returns royalty to which no value was assigned.

The Company’s results for the year ended December 31, 2017 included a non-cash mark-to-market loss of $11.1 million on the convertible senior subordinated notes compared to a non-cash mark-to-market loss of $46.7 million in the same period of 2016. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At December 31, 2017, the convertible notes were trading at 106.5% of par value compared with 100.8% at December 31, 2016. The increase in the note value is driven by the change in the underlying stock price which increased to C$3.88 at December 31, 2017 from C$3.19 at December 31, 2016.
The Company reported $12.9 million (net of capitalized interest) in interest and financing expense during the year ended December 31, 2017 compared with $10.2 million recorded during the same period in 2016. The increase was due to higher debt levels in 2017 compared to 2016, relating mainly to the current revolving credit facility and equipment loans. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the year ended December 31, 2017, the Company capitalized interest costs on its borrowings attributable to qualifying funds spent on the Fekola Project in the amount of $20.1 million (2016 - $10.7 million).

For the year ended December 31, 2017, the Company recorded $9.7 million of unrealized gain on derivative instruments (2016 - unrealized gain of $22.7 million) and the Company recorded $3.4 million of realized losses on derivative instruments (2016 - $14.0 million).
The Company recorded a net current income tax expense of $27.5 million for the year ended December 31, 2017 compared to $25.1 million in 2016. In 2017, the current income tax expense consisted mainly of $22.1 million of corporate and alternative minimum income tax in Mali, the Philippines and Nicaragua and $5.4 million of withholding taxes related to the Company’s international activities. For the year ended December 31, 2017, the Company recorded a deferred income tax recovery of $20.2 million compared to a deferred income tax expense of $4.9 million in 2016. The deferred income tax recovery in 2017 mainly resulted from strengthening of foreign exchange rates and corresponding changes to the underlying tax assets and liabilities of Fekola and Otjikoto partially offset by the utilization of tax loss carryforwards and other timing differences related to Otjikoto.
For the year ended December 31, 2017, the Company recorded net income of $61.6 million ($0.06 per share) compared to net income of $38.6 million ($0.04 per share) for the same period of 2016. Adjusted net income (refer to “Non-IFRS Measures”) was $51.8 million ($0.05 per share) for 2017 compared to $99.0 million ($0.11 per share) for 2016. Adjusted net income for the year ended December 31, 2017 primarily excluded share-based payments of $18.1 million, gain on sale of Lynn Lake royalty of $6.6 million, non-cash mark-to-market losses of $11.1 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, unrealized gain on derivative instruments of $9.7 million, write-down of mineral property interests and long-term investments totalling $5.8 million and a deferred income tax recovery of $20.2 million. For the year ended December 31, 2017, proceeds from the sales of pre-commercial production from Fekola ($100.9 million) and related production costs ($27.5 million), for a net amount of $73.4 million were recorded as a reduction of the value of the Fekola Mine mineral property and were not recorded as part of the determination of net income in the consolidated statement of operations. In addition, the related net cash inflows of $73.4 million from sales of Fekola pre-commercial production were recorded as part of investing activities in the consolidated statement of cash flows rather than as part of operating activities.
Cash flow provided by operating activities was $155.0 million for the year ended December 31, 2017 compared to $411.8 million for the year ended December 31, 2016, a decrease of $256.8 million. This decrease is mainly due to $120 million of proceeds received from the Prepaid Sales transactions in the first quarter of 2016 (March 2016 Prepaid Sales). Proceeds from Prepaid Sales transactions are received in advance in the period in which the Prepaid Sales transactions are entered into. No additional cash proceeds are received in the period in which ounces underlying the Prepaid Sales are delivered into. For accounting purposes, as the Company physically delivers into the contracts in subsequent periods, a portion of the original Prepaid Sales proceeds is recognized in revenue. During the year ended December 31, 2017, $30 million of proceeds were received from new Prepaid Sales transactions, while $60 million of March 2016 Prepaid Sales contracts were delivered into with no further cash received. For the year ended December 31, 2017, the Company delivered 51,633 ounces into these contracts. The decrease in cash flow provided by operating activities is also due to a decrease in revenues of $44.6 million, an increase in production costs of $27.0 million, negative changes in long-term VAT receivable of $12.3 million and the negative impact of working capital changes of negative $39.7 million compared with positive $2.0 million for the year ended December 31, 2016 partially offset by a decrease of realized derivative losses of $10.6 million. The main changes in non-cash working capital for the year ended December 31, 2017 related to a $58.1 increase in inventories (including Fekola Mine build-up of supplies inventory of $32.5 million and Fekola Mine stockpile, in-circuit and bullion inventories of $14.2 million). Production and related inventory costs significantly exceeded expectations and forecast in the fourth quarter of 2017. In-circuit and bullion inventories reflect ounces produced in December 2017 and on hand at year end. The Company accelerated consumable purchases to keep pace with the accelerated ramp up of the mine. This initial build up of inventories will benefit operating cash flows in future periods. In addition, non-cash working capital included an increase totalling $11.2 million in accounts receivable and prepaids and short-term value-added and other tax receivables partially offset by a $20.4 million increase in accounts payable and accrued liabilities and a $9.2 million increase in income and other taxes incurred but not paid primarily relating to the Philippines where the five year income tax holiday ended June 30, 2017 and current income taxes accrued from the newly operational Fekola Mine. In addition, for the year ended December 31, 2017, net cash flow proceeds totalling $73.4 million from the production and sale of pre-commercial production at the Fekola Mine were excluded from operating cash flows and included as investing cash flow in the consolidated statement of cash flows.
REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	One month ended December 31, 2017 (Commercial Production)	Three months ended December 31, 2017

Gold revenue ($ in thousands)	6,064	106,928

Gold sold (ounces)	4,757	84,000

Average realized gold price ($/ ounce)	1,275	1,273

Tonnes of ore milled	386,686	1,138,046

Grade (grams/ tonne)	2.72	3.01

Recovery (%)	95.4	95.4

Gold production (ounces)	32,207	105,110

Cash operating costs(1) ($/ ounce)	311	277

Total cash costs(1) ($/ ounce)	325	361

All-in sustaining costs(1) ($/ ounce)	446	419

Capital expenditures ($ in thousands)	4,423	4,423

Exploration ($ in thousands)	917	2,226

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

On September 25, 2017, the Company announced that it had completed construction of the Fekola mill on budget and commenced ore processing at the Fekola mill, more than three months ahead of the original schedule. The first gold pour at the Fekola Mine was achieved on October 7, 2017. On November 30, 2017, the Fekola Mine achieved commercial production, one month ahead of the revised schedule and four months ahead of the original schedule. The commercial production criteria used was 30 consecutive days of mill throughput at 65% of nameplate capacity. Throughput ran above nameplate capacity during the 30-day test period with significantly better than expected plant availability, mill feed grades, and recoveries. Gold production from the Fekola Mine in 2017 was 111,450 ounces (including 79,243 ounces of pre-commercial production), far surpassing the upper end of its original guidance range (of 45,000 to 55,000 ounces) due to its early start-up and strong ramp-up performance. In the fourth quarter of 2017, the Fekola Mine produced 105,110 ounces of gold (including 72,903 ounces of pre-commercial production).

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the month of December 2017, which was the first month of commercial production, were $311 per gold ounce while for the fourth quarter of 2017 cash operating costs were $277 per gold ounce both well below the guidance range of $580 to $620 per ounce. Production costs at the Fekola Mine were well below budget due to higher than budgeted gold production as discussed above and low operating costs during the transition from construction to operations. Mining costs (on both a per tonne and total basis) were significantly under budget as the ramp up of the Fekola Mine went better than planned. In addition, maintenance costs were low due to new equipment and the transition of the maintenance team from the construction team. Due to the B2Gold's construction method and an effective transition to operations the Fekola Mine is already operating at steady state. Cash operating costs for 2018 are expected to be between $345 and $390 per ounce.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the month of December 2017, which was the first month of commercial production, were $446 per gold ounce while for the fourth quarter of 2017 all-in sustaining costs were $419 per gold ounce, well below the guidance range of $700 to $730 per ounce. All-in sustaining costs were below budget due to the lower cash operating costs discussed above.
The total cumulative forecast for Fekola Project construction costs (from inception to completion) included preconstruction sunk costs of approximately $41 million, feasibility study construction costs of $462 million and $38 million additional construction costs approved in 2016 comprised of $18 million for the Fekola mill expansion and $20 million for relocating the village of Fadougou.
For 2017, the construction budget for the Fekola Project totalled approximately $173 million, including $18 million for the Fekola mill expansion and $10 million for relocating the village of Fadougou.

In addition to the Fekola Project construction budget above, a total of $47 million was budgeted in 2017 for Fekola prestripping and additional mine fleet purchases. Following approval of the Fekola mill expansion in 2016 and acceleration of the production start date to October 1, 2017, open pit prestripping and mine fleet purchases were advanced by six months to ensure ore supply for the earlier mill start-up and were included in the 2017 budget. Prestripping and mine fleet purchases for 2017 were budgeted at approximately $25 million and $22 million, respectively. 2017 construction and operational capital costs of $11 million were also budgeted, including $4 million for aircraft purchases. Total budgeted capital costs for the Fekola Project for 2017 including all of the areas above were $231 million.

Total capital expenditures for Fekola for all of the categories described above for the year ended December 31, 2017 totalled $222.4 million versus a total budget of $231.0 million. Cumulative expenditures on the Fekola Project to date are $596.8 million including $41 million of preconstruction expenditures compared with a total budget to date of $599.0 million. The final $15 million costs related to the Fadougou village relocation are expected to be incurred in 2018.
In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company, Fekola SA, which now holds the Company's interest in the Fekola Project. Following signing of a shareholder's agreement between the Company and the State of Mali (the "Fekola Shareholder Agreement"), the Company will now contribute a 10% free carried interest in Fekola SA to the State of Mali. The State of Mali also has the option to purchase an additional 10% of Fekola SA which it has confirmed its intent to exercise. The Company has signed a mining convention in the form required under the 2012 Mining Code (the "Fekola Convention") that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Project with the State of Mali. In August 2017 the Company finalized certain additional agreements with the State of Mali including the Fekola Shareholders Agreement, Share Purchase Agreement and an amendment to the Fekola Mining convention to address and clarify certain issues under the 2012 Mining Code. The Fekola Mining Convention, as amended, will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project. The Shareholders' Agreement and the Share Purchase Agreement for the purchase of the additional 10% of Fekola have been finalized and signed by the relevant Malian government ministers and the Malian Council of Ministers. The agreements are now subject only to ratification by the Mali National Assembly, which is now expected at their next scheduled sitting in April 2018. Upon such ratification, the Company will transfer ownership of 20% of Fekola SA to the State of Mali. The first non-participating 10% of the State of Mali's ownership will entitle it to an annual priority dividend equivalent to 10% of calendar net income of Fekola SA. The second fully participating 10% of the State of Mali's interest will entitle it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to the Company for its 80% interest.
The Fekola Mine is expected to produce between 400,000 and 410,000 ounces of gold in 2018, the first full year of production. Cash operating costs are expected to be between $345 and $390 per ounce and all-in sustaining costs between $575 and $625 per ounce.

In 2018, the Fekola Mine is budgeted to process a total of 5.0 million tonnes of ore at an average grade of 2.69 grams per tonne (“g/t”) and process recovery of 92.7%.

Sustaining capital costs in 2018 at the Fekola Mine are budgeted to total $33.8 million, including $26.3 million for prestripping. Non-sustaining capital costs are budgeted to total $33.3 million, including $15 million for relocating the village of Fadougou.

Based on the new life of mine (“LoM”) plan published September 25, 2017, the Fekola Mine is projected to produce approximately 400,000 ounces of gold annually for the first three years at cash operating costs of $357 per ounce and all-in sustaining costs of $604 per ounce. For the first seven years, the Fekola Mine is projected to produce approximately 374,000 ounces of gold annually with cash operating costs of $391 per ounce and all-in sustaining costs of $643 per ounce. Over the initial ten-year LoM, Fekola is projected to produce an average of 345,000 ounces per annum at cash operating costs of $428 per ounce and all-in sustaining costs of $664 per ounce.

Otjikoto Mine - Namibia

	Three months ended		Year ended
	December 31		December 31
	2017	2016	2017	2016

Gold revenue ($ in thousands)	68,769	61,198	235,938	207,674

Gold sold (ounces)	53,929	51,129	186,816	167,786

Average realized gold price ($/ ounce)	1,275	1,197	1,263	1,238

Tonnes of ore milled	918,794	845,146	3,492,285	3,468,488

Grade (grams/ tonne)	1.80	1.76	1.73	1.52

Recovery (%)	98.5	97.9	98.6	98.1

Gold production (ounces)	52,446	46,846	191,534	166,285

Cash operating costs(1) ($/ ounce)	490	367	468	368

Total cash costs(1) ($/ ounce)	542	406	512	405

All-in sustaining costs(1) ($/ ounce)	606	587	715	604

Capital expenditures ($ in thousands)	5,084	5,392	41,172	39,241

Exploration ($ in thousands)	467	648	1,220	1,994

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, produced 52,446 ounces of gold, exceeding both budgeted and reforecast production by 10% (or 4,655 ounces) in the fourth quarter of 2017 and was 12% (or 5,600 ounces) higher than the fourth quarter of 2016. The average gold grade processed in the quarter was 1.80 g/t compared to budget of 1.82 g/t and 1.76 g/t in the fourth quarter of 2016. Mill throughput for the quarter was 918,794 tonnes compared to budget of 832,784 tonnes and 845,146 tonnes in the fourth quarter of 2016. Mill recoveries remained high and averaged 98.5%, slightly above both budget and the prior year quarter.

2017 was a record year for the Otjikoto Mine as it produced an annual record of 191,534 ounces of gold which exceeded the upper end of its revised production guidance range (of 170,000 to 180,000 ounces) by 6% (or 11,534 ounces) and the top end of its original production guidance range by 9% (or 16,534 ounces). Gold production was also 15% (or 25,249 ounces) higher versus full year 2016. Otjikoto’s outperformance in 2017 was mainly the result of higher than expected high-grade ore tonnage from the Wolfshag Phase 1 Pit and higher than budgeted mill throughput. As mining advanced into the consolidated rock in the Wolfshag Phase 1 Pit, the amount of high-grade ore tonnage mined from Wolfshag continued to be significantly higher than modelled. Ultimately, mining and processing of the Wolfshag ore body, which is scheduled to recommence in early 2019, will determine whether this positive variance in the amount of high-grade ore tonnage extends throughout the Wolfshag orebody.

The Otjikoto Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $490 per gold ounce for the fourth quarter of 2017, which was $45 per ounce higher than original budget and $123 per ounce higher than the prior year quarter. The higher than budget cash operating costs for the quarter resulted from higher mining costs (due to increased fuel costs, unbudgeted production bonuses and longer haul routes) and lower additions to the ore stockpile than planned, partially offset by savings in processing costs. Processing costs were positively impacted by reduced reagent consumption. Cash operating costs in the prior year quarter were lower due to lower mining costs including a 2% weaker Namibian dollar/US dollar foreign exchange rate and lower fuel costs.
The Otjikoto Mine’s cash operating costs for the year ended December 31, 2017 were $468 per gold ounce, well below the lower end of the revised guidance range of $480 to $520 per ounce and $59 per ounce lower than original budget. The variance from original budget and revised guidance ranges was driven by continued higher gold production and effective cost management throughout the year through supply contract review and renegotiation and design changes to pit phases to reduce waste tonnage mined. Cash operating costs for the year ended December 31, 2017 were $100 per ounce higher than 2016 resulting from lower stockpile changes and the anticipated budgeted increase in mining costs in the higher strip ratio Wolfshag Pit.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended December 31, 2017 were $606 per ounce compared to a budget of $568 per ounce and $587 per ounce in the fourth quarter of 2016. All-in sustaining costs in the fourth quarter of 2017 were higher than budget due to the higher than budgeted cash operating costs for the fourth quarter of 2017 as discussed above. All-in sustaining costs for the year ended December 31, 2017 were $715 per ounce, below the lower end of the revised guidance range of $725 to $765 per ounce and well below the original budget of $870 per ounce. The lower than original budget and revised guidance ranges for all-in sustaining costs reflect the reduction in cash operating costs noted above as well as lower than planned sustaining capital expenditures. Prestripping costs for the year ended December 31, 2017 were $9.8 million lower than budget due to lower mining costs and lower than expected strip ratios.
Capital expenditures in the fourth quarter of 2017 totalled $5.1 million consisting of $1.9 million for prestripping and $0.4 million in mobile equipment costs. For the year ended December 31, 2017, capital expenditures totalled $41.2 million consisting of $12.2 million for mobile equipment purchases, $11.4 million for prestripping, $6.6 million for major overhauls and $4.9 million for installation of the solar power plant.
The Otjikoto Mine is expected to produce between 160,000 and 170,000 ounces of gold in 2018, primarily from the Otjikoto Pit, at cash operating costs of between $480 and $525 per ounce and all-in sustaining costs of between $700 and $750 per ounce.

In 2018, Otjikoto is budgeted to process a total of 3.3 million tonnes of ore at an average grade of 1.59 g/t and process recovery of 98%. The slight drop in grade versus 2017 is due to a negligible amount of Wolfshag ore being mined in 2018 as phase 2 of the Wolfshag Pit is being developed. Ore production is planned to resume from the Wolfshag Pit in early 2019 and is expected to provide higher grade open-pit mill feed in the future.

Sustaining capital costs in 2018 at the Otjikoto Mine are budgeted to total $16.6 million. Non-sustaining capital costs are budgeted to total $28.5 million, including $26.6 million for Wolfshag prestripping and $1.7 million to complete phase one of the solar power project, which is expected to decrease fuel oil consumption and power costs starting in the second quarter of 2018. The solar plant effectively replaces one of the four HFO generators at the Otjikoto power plant. Power costs constitute approximately 13% of Otjikoto's total production cost in 2017. Once fully operational, the solar plant is expected to reduce processing costs by approximately 3%, reducing power costs by approximately $0.026/kWh.

Geotechnical, hydrogeological, and design studies for Wolfshag have been completed based on an updated mineral resource model, resulting in a larger open pit than previously reported. Updated Wolfshag mineral reserves and resources will be reported in the Company's 2018 Annual Information form which is scheduled to be filed by March 29, 2018. In addition, the Wolfshag mineral resource remains open down-plunge and may be exploitable in the future by underground mining.

Masbate Mine – Philippines

	Three months ended		Year ended
	December 31		December 31
	2017	2016	2017	2016

Gold revenue ($ in thousands)	63,148	56,078	247,561	255,580

Gold sold (ounces)	49,600	46,900	196,800	204,000

Average realized gold price ($/ ounce)	1,273	1,196	1,258	1,253

Tonnes of ore milled	1,729,635	1,831,563	6,963,073	6,921,335

Grade (grams/ tonne)	1.26	1.08	1.19	1.23

Recovery (%)	76.0	76.2	76.0	75.2

Gold production (ounces)	53,419	48,633	202,468	206,224

Cash operating costs(1) ($/ ounce)	587	547	543	463

Total cash costs(1) ($/ ounce)	647	602	600	522

All-in sustaining costs(1) ($/ ounce)	963	788	843	653

Capital expenditures ($ in thousands)	16,107	9,631	52,587	31,892

Exploration ($ in thousands)	689	1,224	4,668	4,492

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

In the fourth quarter of 2017, the Masbate Mine in the Philippines continued to exceed expectations, producing 53,419 ounces of gold, significantly above both budgeted and reforecast production by 24% (or 10,498 ounces) and 10% (4,786 ounces) higher than the fourth quarter of 2016. Gold production exceeded budget and reforecast production due to better than expected recoveries mainly driven by significantly higher than budgeted oxide ore from the Colorado Pit. As mining advances in the Colorado Pit the trend of more oxide ore than modelled has continued. Mining of the Colorado Pit is expected to continue until the fourth quarter of 2018. Mill recoveries averaged 76.0% which was better than budget of 70.2% and comparable to the fourth quarter of 2016. The average grade processed for the fourth quarter of 2017 was 1.26 g/t compared to budget of 1.05 g/t and 1.08 g/t in the fourth quarter of 2016.

The Masbate Mine produced 202,468 ounces of gold in 2017, the second-highest annual production for the mine (slightly below its annual production record of 206,224 ounces of gold, achieved in the prior year). Masbate’s 2017 gold production exceeded the upper end of both its revised production guidance ranges (of 180,000 to 185,000 ounces) by 9% (or 17,468 ounces). The higher production was due to better than expected recoveries and grades, mainly driven by significantly higher than budgeted oxide ore tonnage from the Colorado Pit.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $587 per gold ounce in the fourth quarter of 2017, which was $201 per ounce lower than budget and $40 per ounce higher than in the prior year quarter. Lower than budgeted cash operating costs for the fourth quarter of 2017 were mainly a result of higher than budgeted production as discussed above. Compared to budget, operating costs in the quarter benefitted from lower mining costs (due to low costs related to oxide ore mining and optimization of waste haulage stockpiles), lower site general costs and related stockpile adjustments slightly offset by higher processing costs (from an increase in reagent and maintenance costs). Cash operating costs in the prior year quarter were lower mainly due to slightly higher production as discussed above as well as lower unit fuel costs. For the year ended December 31, 2017, the Masbate Mine’s cash operating costs were $543 per gold ounce, significantly below the lower end of the revised guidance range of $595 to $635 per ounce and was $170 per ounce lower than original budget. Cash operating costs were lower than budget and revised guidance range for the year ended December 31, 2017 mainly as a result of higher than budgeted production as discussed above as well as lower than budgeted production costs. Operating costs in 2017 have benefitted from lower than budgeted mining, processing and site general costs and related stockpile adjustments. Cash operating costs for the year ended December 31, 2016 were $80 per ounce lower than 2017 mainly due to the higher gold production as discussed above and lower unit fuel price costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the fourth quarter of 2017 were $963 per ounce compared to a budget of $972 per ounce and $788 per ounce in the prior year quarter. All-in sustaining costs in the fourth quarter of 2017 were lower than budget as a result of lower cash operating costs slightly offset by higher than budget sustaining capital costs due to the timing of mobile equipment purchases which were expected in the third quarter of 2017 but were incurred in the fourth quarter of 2017. All-in sustaining costs for the year ended December 31, 2017 were $843 per ounce, significantly below the revised guidance range of $935 to $975 and an original budget of $1,035 per ounce. All-in sustaining costs for the year ended December 31, 2017 were lower than the revised guidance range and original budget as a result of continued strong production and lower cash operating costs slightly offset by higher sustaining capital expenditures. Compared to the year ended December 31, 2016, all-in sustaining costs were $190 per ounce higher mainly due to the planned 2017 mine fleet and expansion costs and higher per ounce cash operating costs.
Capital expenditures in the fourth quarter of 2017 totalled $16.1 million including mobile equipment acquisition costs of $10.3 million and prestripping costs of $2.8 million. For the year ended December 31, 2017, capital expenditures totalled $52.6 million consisting of mobile equipment costs of $27.5 million, prestripping costs of $8.9 million, powerhouse upgrade costs of $3.6 million and processing plant upgrades of $3.1 million.
The Masbate Mine is expected to produce between 180,000 and 190,000 ounces of gold in 2018, primarily from the higher grade Main Vein pit, at cash operating costs of between $675 and $720 per ounce and all-in sustaining costs of between $875 and $925 per ounce.

In 2018, Masbate is budgeted to process a total of 6.8 million tonnes of ore at an average grade of 1.26 g/t and process recovery of 65.9%. The increase in grade and decrease in recovery versus 2017 is due to the change in ore source from the Colorado oxide ore (lower grade and higher recovery) to the Main Vein ore (higher grade and lower recovery). Recovery for the LoM is expected to be 72.1%. Recovery at Masbate generally follows the oxidation state. Over the LoM recovery is expected to be higher when the Company mines the oxide (generally upper) sections of each pit. For 2018, lower oxidation in the planned mining areas (and thus lower recovery) compared to the last several years is expected.

Sustaining capital costs in 2018 at the Masbate Mine are budgeted to total $16.6 million. Non-sustaining capital costs are budgeted to total $32.5 million, including $23 million for the expansion of the Masbate processing plant.

A detailed capital cost estimate of $25.5 million was recently completed by Lycopodium, working with the Company's engineering team, for the expansion of the Masbate processing plant to 8 million tonnes per year ($23 million in 2018 and $2.5 million in 2019). The expansion primarily consists of adding a third ball mill and upgrading the existing crushing circuit. No addition to the mining fleet is required as the additional feed will come from the lower grade material that is currently in the mine plan and scheduled to be stockpiled. When the expansion is on line (expected in early 2019), it is expected to keep Masbate’s annual gold production near 200,000 ounces per year during the mining phase (currently estimated at 7 years), and is expected to keep gold production above 100,000 ounces per year when the low grade stockpiles are processed at the end of the project life (estimated low grade stockpile process life of 7.5 years).

As reported by the Company on February 2, 2017, the Department of Natural Resources (the "DENR") announced further results of its mining audits of metallic mines in the Philippines and the Masbate Mine was not among the mines announced to be suspended or closed. The Company believes that it continues to be in compliance with Philippine’s laws and regulations. The Philippine Mining Industry Coordinating Council ("MICC") (the MICC is the oversight committee for the DENR) plans to commence its review in March 2018.

The MICC has voted to rescind the existing Department Administrative Order which bans new open pit mines (does not apply to current Masbate operations). They have indicated that the order may be lifted provided that mining laws, rules and regulations are strictly enforced.

La Libertad Mine - Nicaragua

	Three months ended		Year ended
	December 31		December 31
	2017	2016	2017	2016

Gold revenue ($ in thousands)	19,737	48,563	104,784	163,660

Gold sold (ounces)	15,439	40,857	83,509	131,457

Average realized gold price ($/ ounce)	1,278	1,189	1,255	1,245

Tonnes of ore milled	518,372	564,822	2,161,917	2,277,795

Grade (grams/ tonne)	0.95	2.03	1.27	1.90

Recovery (%)	92.9	95.3	93.8	95.0

Gold production (ounces)	14,696	35,165	82,337	132,431

Cash operating costs(1) ($/ ounce)	1,094	661	836	659

Total cash costs(1) ($/ ounce)	1,121	688	863	685

All-in sustaining costs(1) ($/ ounce)	1,504	878	1,106	904

Capital expenditures ($ in thousands)	5,669	4,556	23,806	18,543

Exploration ($ in thousands)	1,286	1,172	6,751	4,269

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

La Libertad Mine in Nicaragua produced 14,696 ounces of gold in the fourth quarter of 2017 (Q4 2016 - 35,165 ounces). For the year ended December 31, 2017, La Libertad Mine produced 82,337 ounces of gold (2016 - 132,431) which was below its revised guidance range of 90,000 to 100,000 ounces as a result of no access to the planned mining areas due to permit and relocation delays and slow access to alternative mining areas again due to permit and relocation delays. During 2017, gold production at La Libertad was negatively impacted by permitting delays for new mining areas. As previously released in the first quarter of 2017, the Company changed its planned sequencing for bringing the Jabali Antenna Pit into the mine plan (originally forecast to enter production in the third quarter of 2017). With strong support from the Nicaraguan government, the Company is now focused on bringing the San Juan and San Diego open pits into production ahead of the Jabali Antenna Pit. In September 2017, La Libertad Mine received the San Juan mining permit allowing mining to commence in the fourth quarter of 2017. The San Diego mining permit and forestry permits have been received and mining commenced in February 2018. For the Jabali Antenna Pit, the Company is expecting to receive its permit in time to start production from the pit in the third quarter of 2018. La Libertad’s production in 2018 and beyond is contingent on permits timing and development of both Jabali Antenna Open Pit and Underground. Jabali Antenna Underground remains under development with the planned ventilation raise now complete. Access ramp development has advanced approximately two months ahead of original schedule for 2018 as a result of an early start by the underground mining contractor.

La Libertad Mine’s cash operating costs (refer to "Non-IFRS Measures") were $1,094 per gold ounce for the fourth quarter of 2017, compared to a budget of $545 per ounce and $661 per ounce for the prior year quarter. For the year ended December 31, 2017, La Libertad's cash operating costs were $836 per ounce compared to a budget of $639 per ounce and $659 per ounce for 2016. Cash operating costs for 2017 were at the upper end of the revised guidance range of $795 to $835 per ounce. Cash operating costs per ounce compared to budget and the prior year periods were higher due to the lower production resulting from lower than budgeted grade and ore tonnage. On a total basis (versus per ounce) mining, processing and site general costs were all less than budget due to lower than budgeted mined tonnage, haul distance and reagent consumption, as well as aggressive cost management.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended December 31, 2017 were $1,504 per ounce compared to a budget of $661 per ounce and $878 for the three months ended December 31, 2016. For the year ended December 31, 2017 all-in sustaining costs were $1,106 per ounce compared to a budget of $801 per ounce and $904 per ounce for the year ended December 31, 2016. All-in sustaining costs for 2017 were at the upper end of the revised guidance range of $1,075 to $1,115 per ounce. The higher than budgeted all-in sustaining costs for the fourth quarter and full year of 2017 resulted mainly from the higher cash operating costs and sustaining capital expenditures related to development of the San Juan and San Diego open pits, which weren't included in the original 2017 budget.

Total capital expenditures in the fourth quarter of 2017 were $5.7 million, consisting primarily of $2.9 million in project development costs related to the new San Juan and San Diego open pits plus underground development costs of $2.1 million at Jabali Antenna Underground. For the year ended December 31, 2017, capital expenditures totalled $23.8 million, consisting primarily of project development costs of $7.2 million, underground development costs of $5.8 million, La Esperanza Tailings Dam expansion of $4.8 million and land acquisitions of $3.1 million. Various changes to the mine plan (including delays in the Antenna open pit, conversion of San Juan to open pit and the addition of San Diego) have impacted the timing of capital costs, but project development and capital expenditure generally follow the revised production plan.

Sustaining capital costs for La Libertad in 2018 are planned to total $28.5 million, mainly for prestripping and underground development/infrastructure. Non-sustaining capital costs are budgeted to total $2 million.

In 2018, La Libertad is budgeted to process a total of 2.3 million tonnes of ore at an average grade of 1.76 g/t and process recovery of 94%. The significant increase in grade versus 2017 is due to mining the high-grade Jabali Antenna, San Diego and San Juan pits, augmented by production from the Mojon and Jabali West underground mines.

La Libertad Mine is expected to produce between 115,000 and 120,000 ounces of gold in 2018 at cash operating costs of between $745 and $790 per ounce and all-in sustaining costs of between $1,050 and $1,100 per ounce. La Libertad’s production forecast assumes that production will start from the Jabali Antenna Pit in the third quarter of 2018 (dependent upon the successful completion of resettlement activities and receipt of the remaining mining permits). Current plans at La Libertad include mining and processing into 2020, with a combination of mineral reserves and mineral resources. The Company has a successful track record of converting its mineral resources to reserves and exploration for additional mineral targets continues. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

El Limon Mine – Nicaragua

	Three months ended		Year ended
	December 31		December 31
	2017	2016	2017	2016

Gold revenue ($ in thousands)	17,784	15,350	49,579	56,379

Gold sold (ounces)	13,970	12,638	39,084	45,038

Average realized gold price ($/ ounce)	1,273	1,215	1,269	1,252

Tonnes of ore milled	114,325	122,167	458,419	467,404

Grade (grams/ tonne)	4.33	2.72	3.09	3.22

Recovery (%)	95.0	93.6	94.1	94.1

Gold production (ounces)	15,082	10,007	42,776	45,483

Cash operating costs(1) ($/ ounce)	778	982	954	781

Total cash costs(1) ($/ ounce)	831	1,059	1,020	862

All-in sustaining costs(1) ($/ ounce)	1,231	1,501	1,469	1,189

Capital expenditures ($ in thousands)	5,072	2,460	16,048	7,749

Exploration ($ in thousands)	2,207	964	6,362	3,453

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The El Limon Mine in Nicaragua, in which the Company holds a 95% interest, produced 15,082 ounces of gold in the fourth quarter of 2017 (Q4 2016 – 10,007 ounces), in-line with revised guidance and a continued improvement from earlier quarters in 2017. For the full-year 2017, El Limon met the lower end of its revised production guidance range of 40,000 to 50,000 ounces and produced 42,776 ounces of gold which was 6% (or 2,707 ounces) lower compared to 2016. El Limon’s production in 2017 was affected by water pumping issues which reduced high-grade ore flow from Santa Pancha Underground. In the fourth quarter of 2017, mining operations at El Limon returned to budgeted (normal) production rates with the successful rehabilitation of the Santa Pancha 1 dewatering well.
Limon’s cash operating costs (refer to “Non-IFRS Measures”) in the fourth quarter of 2017 were $778 per ounce compared to a budget of $584 per ounce and $982 per ounce for the prior year quarter. Higher than budget operating costs were largely due to operating underground development (versus capitalized development) incurred in the fourth quarter that was delayed from earlier in the year due to the water issues discussed above. Cash operating costs in the fourth quarter of 2017 were lower than the fourth quarter in 2016 due to higher production in the fourth quarter of 2017 as El Limon returned to budgeted production rates. For the year ended December 31, 2017, cash operating costs were $954 per ounce which was above the high end of the revised guidance range of $815 to $855 per ounce and higher than the cash operating cost of $781 per ounce in the same period in 2016. Cash operating costs per ounce for 2017 were higher than both budget and 2016 due to lower than budgeted production arising from limited access to higher grade ore in the Santa Pancha underground as outlined above.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the quarter ended December 31, 2017 were $1,231 per ounce compared to a budget of $867 per ounce and $1,501 per ounce in the prior year quarter. All-in sustaining costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2017 were $1,469 per ounce compared to a budget of $1,081 per ounce and $1,189 per ounce in the prior year. All-in sustaining costs in the quarter and the year-to-date reflect the increase in cash operating costs noted above and higher sustaining capital expenditures including higher deferred development costs and mining equipment purchases.

Capital expenditures in the fourth quarter of 2017 totalled $5.1 million which consisted mainly of underground development ($2.9 million) and mining development/project costs ($1.2 million). Year-to-date capital expenditures totalled $16.0 million, consisting mainly of underground development ($8.9 million), mining development/project costs ($3.5 million) and mining equipment ($2.5 million).
In 2018, El Limon is expected to produce between 55,000 and 60,000 ounces of gold at cash operating costs of between $700 and $750 per ounce and all-in sustaining costs of between $1,135 and $1,185 per ounce.

El Limon Mine is budgeted to process 0.5 million tonnes of ore at an average grade of 3.96 g/t gold with gold recoveries averaging 94%. Approximately 28% of the process ore is expected to be sourced from the Mercedes Pit, with the remainder from underground operations at Santa Pancha. The mining permit for the Mercedes Pit was recently received, and development of the pit has commenced.

The Company plans to undertake sustaining capital expenditures at El Limon totaling $15.3 million in 2018, of which $6.1 million relates to underground development at Santa Pancha. Non-sustaining capital costs are budgeted to total $2.8 million.

Historically and looking forward, El Limon operates best when it combines both underground and open-pit ore sources. With the Mercedes Pit mining permit in place and development underway, Mercedes is expected to supply good grade, open-pit ore for the mill in 2018, combined with underground ore. The result is expected to maximize mill throughput, increase gold production, and reduce operating costs in 2018. In addition, the Company expects to complete an engineering study in mid-2018 to determine the plan for potential accelerated development of the new El Limon Central Zone which could continue to increase gold production and optimize costs in 2019 and beyond (see below).

Ongoing El Limon Exploration and Development

On February 23, 2018, the Company announced a positive initial open-pit inferred resource at the newly-discovered El Limon Central zone, at the El Limon property in Nicaragua, of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold (100% basis). Inferred Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz., an average gold recovery of 83.8% (based on preliminary metallurgical testwork) and recent El Limon Mine cash operating costs. This large, good grade new zone has the potential to decrease the El Limon Mine's cash operating costs and all-in sustaining costs per ounce and significantly increase the El Limon mine life. The El Limon Central zone, at its closest location, is approximately 150 metres from the El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. Historical records indicate that parts of the Central zone had been mined underground in past decades. B2Gold's recent exploration work indicates the underground mining was much more limited than previously thought. B2Gold is currently conducting additional metallurgical testing on the El Limon Central ore and a study to evaluate the potential to expand the El Limon throughput to significantly increase annual gold production and reduce cash operating costs. The study results are expected by mid-2018.
Gramalote - Colombia
In 2017, the Company, in conjunction with its joint venture partner, Anglo Gold Ashanti ("AGA”) advanced the Gramalote Project to the pre-feasibility study stage. The Company is currently in discussions with AGA to determine what the next steps for the Gramalote Project are, including if applicable, an appropriate work program and budget to maintain the Gramalote Project in good standing while the joint venture partners consider their respective options.
Community Relations Update
In 2017, the Company incurred a total of $10.6 million on its community relations programs (comprised of direct expenditures of $5.5 million and related social taxes of $5.1 million – mandated to be used for social programs) across the various countries where it operates. Highlights of the Company’s community relations programs are below.
Fekola Mine
Several livelihood projects continue to scale up in proximity to the Fekola mine site, including market gardens managed by women’s associations, which provide fresh produce to the mine, and a rice farming enterprise. The Company is in the process of resettling the nearby Fadougou village to a new site, with construction now underway on improved housing with access to potable water, solar panels for lighting and community facilities. A joint initiative with Global Affairs Canada called “Skills for Employment” continued to provide training to local communities to enhance their prospects of gaining employment in the mining sector as well as teaching skills that can be readily applied to creating sustainable and profitable small and medium enterprises.
Otjikoto Mine
Corporate social investment (“CSI”) in Namibia is focused on four key areas: livelihoods (communities), health, education and environment.

Under the livelihoods pillar, the support of small to medium enterprises is the main focal area, as the lack of entrepreneurship has been identified as the major obstacle to poverty eradication. Under the health pillar, early childhood development has been targeted for substantial support. On education, B2Gold’s most important program is its support of the Ministry of Education with a Maths and Science experiment program for teachers and school pupils, called the “Little Shop of Physics”. The initial roll-out of this program, introduced by B2Gold and Colorado State University, was so successful that B2Gold has worked with the Ministry of Education to include it in the national curriculum, and deliver ongoing training to school teachers. The focal point of the environment/conservation pillar of B2Gold’s CSI programs has been the establishment of the Namibian Chamber of Environment. This organization is the brain-child of B2Gold and has become recognized as the voice-piece of the environmental and conservation community in Namibia, with over 50 environmental NGOs now members. It is seen as a role model for other African countries to follow.
Masbate Mine
The community relations group continued its development initiatives through 2017, with the majority of funding distributed in the eight “impact Barangays” (‘Townships’) surrounding the mine. Social development projects are identified and implemented in coordination with Barangay committees and councils and support education, health services, and development of small businesses.
Initiatives in 2017 included workshops for small business development, and promotion of livelihood associations (such as cooperatives) which included aquaculture, vegetable raising, and poultry projects. Apart from ongoing support to local health centres, the Company promoted health initiatives such as community workshops for nutrition and cooking using local products. In education, support is provided to local students from vulnerable families to ensure they can attend school. A Technical Training Centre has been constructed in neighbouring town Aroroy to support vocational training, and is expected to launch in 2018.
Significant ongoing environmental initiatives include mangrove planting and a coral reef restoration project.
La Libertad and El Limon Mines
Community investment plans in Nicaragua focus on four strategic areas: education, health, livelihoods and social infrastructure.
In education, B2Gold supported more than 900 students in four communities around El Limon Mine by providing transportation, classroom materials and school internet services, along with teacher training in alliance with the Telefónica Foundation. In La Libertad and Santo Domingo, B2Gold awarded 60 scholarships in 2017, enabling local youth to enroll in university.
In the health sector, B2Gold continued to ensure access to potable water for a total population of more than 11,000 people in eight communities around El Limon. In La Libertad and Santo Domingo, the Company supported specialized healthcare for more than 80 children with special needs and collaborated with the Nicaraguan Health Ministry’s anti-epidemic campaign.
To improve livelihoods in our communities, B2Gold provided agricultural inputs and technical assistance to 68 small farmers in El Limon, completed construction of the first municipal marketplace to promote local commerce in La Libertad, and facilitated certified training on sewing and tailoring skills to 40 women in Santo Domingo, thereby strengthening their employment potential.
In social infrastructure, B2Gold improved 14.5 km of roads in El Limon and 13.4 km of roads in Santo Domingo, benefiting 11 rural and semi-rural communities. Also in 2017, the Company built La Libertad’s first fire station, to attend to and prevent emergencies in the municipality.
In 2017, the Company completed the program to improve housing for disadvantaged families in Nicaragua by improving their roofing which was started in 2016.

Kiaka and Toega Projects

The Company has built several much needed facilities in nearby villages. This has included a clinic, a maternity unit, a dispensary and a primary school where two secondary school classrooms have been added to eliminate the need of pupils to travel 25 km to attend classes. A bridge has also been constructed to link a portion of the village that is cut-off from these facilities during the rainy season. Numerous boreholes have been drilled to provide ready access to clean potable water. Two market garden enterprises have been established to assist communal women’s groups to grow crops to improve overall nutrition and generate income.

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2017 the Company had cash and cash equivalents of $147.5 million compared to cash and cash equivalents of $144.7 million at December 31, 2016. The Company had a working capital deficit at December 31, 2017 of $98.7 million compared to working capital of $101.0 million at December 31, 2016. The working capital deficit resulted from the reclassification of the Company's convertible senior subordinated notes to current liabilities as they are due on October 1, 2018. In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using any equity to fund part of the construction cost. Construction and pre-development of the Fekola Mine was funded using a combination of operating cash flows from the Company's existing mines and as well as available debt facility capacity including the Company's RCF and Fekola equipment financing loans. In addition, the Company entered into $120 million Prepaid Sales arrangements, the proceeds of which were used to help fund Fekola construction costs in 2016.
In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using any equity to fund part of the construction cost. With the successful and earlier than anticipated ramp up of the Fekola Mine in 2017, the Company is well positioned to execute the second part of its debt funding strategy and has started to reduce its overall consolidated debt levels. This planned repayment of debt includes the anticipated repayment of the Company's $259 million convertible notes which mature on October 1, 2018, unless the notes are converted into shares prior to that date. While the current convertible market remains attractive, the Company has allowed the notes to fall under amounts due within one year on the basis that the Company projects that it will have sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay the notes in full and maintain a strong cash position. This position mirrors the Company's current strategy to focus on developing its budgeted organic growth opportunities in the short to mid-term using a portion of its projected ongoing cash flow from existing operations, including Fekola, coupled with its Revolving Credit Facility without the need for additional new external debt or equity financing.
At December 31, 2017, the Company had drawn $350 million under the $500 million amended RCF, leaving an undrawn and available balance under the existing facility of $150 million. At December 31, 2017, the Company also had Euro 22 million ($26.4 million equivalent) of undrawn capacity on its Fekola equipment loan facility and $9.1 million of undrawn capacity on its Masbate equipment loan facility. The Company expects to utilize the balance of both undrawn equipment loan facilities for equipment purchases in 2018 and early 2019. Overall, based on current assumptions including a gold price assumption of $1,300 per ounce, the Company believes that its future cash flows from operations along with the undrawn and available balances on its current facilities will allow it to meet all of its current obligations as they fall due and maintain a strong cash position.
Cash flow provided by operating activities was $25.6 million in the fourth quarter of 2017 compared to $82.3 million in the fourth quarter of 2016, a decrease of $56.7 million. The fourth quarter of 2017 was negatively impacted by non-cash working capital changes of negative $16.9 million compared with positive $12.6 million in the fourth quarter of 2016. The main changes in non-cash working capital in the quarter include a $47.3 million increase in inventories (including Fekola Mine purchase of supplies inventory of $32.5 million and Fekola Mine stockpile, in-circuit and bullion inventories of $14.2 million). Production and related inventory costs significantly exceeded expectations and forecasts in the fourth quarter of 2017. In-circuit and bullion inventories reflect ounces produced in December 2017 and on hand at year end. The Company accelerated consumable purchases to keep pace with the accelerated ramp up of the mine. This initial build up of inventories will benefit operating cash flows in future periods. Cash outflows related to establishing initial Fekola Mine inventory levels were partially offset by a $15.6 million increase in taxes incurred but not yet paid relating to the Philippines where the five year income tax holiday ended June 30, 2017 and current income taxes accrued from the newly operational Fekola Mine. In addition, operating cash flows were positively impacted by a build up of $18.8 million increase in accounts payable and accrued liabilities and negatively impacted by a decrease in revenues of $7.2 million, an increase of $4.1 million in production costs and $6.7 million less cash received from long-term value added tax receivables. During the fourth quarter of 2017, the Company delivered 12,909 ounces into Prepaid Sales contracts for which no proceeds were received in cash during the period. The original proceeds of $15 million for the Prepaid Sales were received in March 2016 upon entering into the contracts. In addition, for the quarter ended December 31, 2017, net cash flow proceeds totalling $73.4 million from the production and sale of pre-commercial production at the Fekola Mine were excluded from operating cash flows and included as investing cash flow in the consolidated statement of cash flows.
Cash flow provided by operating activities was $155.0 million for the year ended December 31, 2017 compared to $411.8 million for the year ended December 31, 2016, a decrease of $256.8 million. This decrease is mainly due to $120 million of proceeds received from the Prepaid Sales transactions in the first quarter of 2016 (March 2016 Prepaid Sales). Proceeds from Prepaid Sales transactions are received in advance in the period in which the Prepaid Sales transactions are entered into. No additional cash proceeds are received in the period in which ounces underlying the Prepaid Sales are delivered into. For accounting purposes, as the Company physically delivers into the contracts in subsequent periods, a portion of the original Prepaid Sales proceeds is recognized in revenue. During the year ended December 31, 2017, $30 million of proceeds were received from new Prepaid Sales transactions, while $60 million of March 2016 Prepaid Sales contracts were delivered into with no further cash received. For the year ended December 31, 2017, the Company delivered 51,633 ounces into these contracts. The decrease in cash flow provided by operating activities is also due to a decrease in revenues of $44.6 million, an increase in production costs of $27.0 million, negative changes in long-term VAT receivable of $12.3 million and the negative impact of working capital changes of negative $39.7 million compared with positive $2.0 million for the year ended December 31, 2016 partially offset by a decrease of realized derivative losses of $10.6 million. The main changes in non-cash working capital for the year ended December 31, 2017 related to a $58.1 increase in inventories (including Fekola Mine purchase of supplies inventory of $32.5 million and Fekola Mine stockpile, in-circuit and bullion inventories of $14.2 million). Production and related inventory costs significantly exceeded expectations and forecast in the fourth quarter of 2017. In-circuit and bullion inventories reflect ounces produced in December 2017 and on hand at year end. The Company accelerated consumable purchases to keep pace with the accelerated ramp up of the mine. This initial build up of inventories will benefit operating cash flows in future periods. In addition, non-cash working capital included an increase totalling $11.2 million in accounts receivable and prepaids and short-term value-added and other tax receivables partially offset by a $20.4 million increase in accounts payable and accrued liabilities and a $9.2 million increase in income and other taxes incurred but not paid primarily relating to the Philippines where the five year income tax holiday ended June 30, 2017 and current income taxes accrued from the newly operational Fekola Mine. In addition, for the year ended December 31, 2017, net cash flow proceeds totalling $73.4 million from the production and sale of pre-commercial production at the Fekola Mine were excluded from operating cash flows and included as investing cash flow in the consolidated statement of cash flows.
On May 20, 2015 and as amended on June 10, 2015, March 11, 2016 and May 10, 2016, the Company signed a credit agreement with a syndicate of international banks including HSBC Bank USA, National Association, which acts as administrative agent and a lender, HSBC Securities (USA) Inc., which acts as sole lead arranger and sole bookrunner and The Bank of Nova Scotia, Société Générale and ING Bank N.V. (the “RCF Syndicate”) for an existing RCF for an aggregate amount of up to $350 million. The existing RCF also allowed for an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased up to $450 million any time prior to the maturity date. On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s existing RCF Bank Lending Syndicate. On May 8, 2017, the loan documentation was completed and the aggregate amount of the existing RCF was increased from $350 million to $425 million.
On July 7, 2017, the Company entered into an amended and restated credit agreement with the same syndicate of banks for an amended RCF of an aggregate amount of $500 million, representing a $75 million increase from the principal amount of $425 million under its existing RCF. The amended RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date.
The amended RCF will bear interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.50% and 0.925%. The term of the amended RCF is four years, maturing on July 7, 2021. Between January 1, 2018 and October 1, 2018, for such time as the indebtedness outstanding under the Company's existing convertible notes is greater than $100 million, the sliding scale interest will temporarily increase to a sliding scale range of between LIBOR plus 2.50% to 4.00%. The increase in the sliding scale rate will cease upon the earlier of (1) reduction of outstanding indebtedness under the Company's convertible notes to $100 million or less and (2) maturity of the notes on October 1, 2018. The amended RCF terms, including elimination of the springing maturity feature which was included in the existing RCF, provides the Company with additional flexibility in assessing its longer term capital structure. In conjunction with expected cash flows generated from the Company's existing operations, including Fekola, proceeds from the amended RCF may also be used to prepay or repay the convertible notes, which mature on October 1, 2018.
The Company has provided security on the amended RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the existing RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at December 31, 2017, the Company was in compliance with these debt covenants.
As at December 31, 2017, the Company had drawn down $350 million under the $500 million amended RCF, leaving an undrawn and available balance under the existing facility at that time of $150 million. Subsequent to December 31, 2017, the Company repaid $50 million under the amended RCF leaving an undrawn and available balance of $200 million.
For the year ended December 31, 2017, the interest and financing expense relating to the amended RCF recognized in the statement of operations was reduced by $7.9 million (2016 - $3.5 million), which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.
In the first quarter of 2016, the Company entered into the March 2016 Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Syndicate. The March 2016 Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as Prepaid Sales at the time of the transaction. Settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines.
During the three and twelve months ended December 31, 2017, the Company delivered 12,909 and 51,633 ounces, respectively, into contracts priced at $15.0 million and $60.0 million, respectively. As the Company physically delivers ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces is recognized as gold revenue in the statement of operations. Proceeds for the March 2016 Prepaid Sales transactions were originally received in March 2016 and are being recognized in revenue as the ounces underlying the Prepaid Sales are delivered.

During the year ended December 31, 2017, the Company entered into new Prepaid Sales transactions for 25,282 ounces, respectively, valued at $30.0 million. As at December 31, 2017, the company had $90.0 million of outstanding contracts for the delivery of 76,915 ounces with 51,633 ounces to be delivered during 2018 and 25,282 ounces during 2019.
During 2016, the Company entered into a Euro 71.4 million term equipment facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71.4 million is available to the Company’s majority-owned subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Mine in Mali. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first twenty-four months after December 7, 2016 and 0.5% thereafter is also due, each payable quarterly. During the year ended December 31, 2017, the Company drew down Euro 49.4 million ($54.4 million equivalent) under the facility.

The equipment facility is available for a period that commenced on February 13, 2017, (the “Financial Close Date”) and ends on the earlier of the day when the equipment facility is fully drawn and 30 months from the Financial Close Date. The equipment facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan. As at December 31, 2017, Euro 22.0 million ($26.4 million equivalent) was available for future drawdowns. The Company expects to utilize this for Fekola equipment purchases in 2018 or early 2019.

The Borrower is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six months period. As at December 31, 2017, the balance in the DSRA account was Euro 6.2 million ($7.5 million equivalent).
On June 1, 2017, the Company entered into a $17.8 million equipment facility with Caterpillar Financial Services Philippines, Inc. The aggregate principal amount of up to $17.8 million is available to finance or refinance the mining fleet and other mining equipment at the Masbate Mine in the Philippines. The equipment facility is available for a period that ends on the earlier of the day when the equipment facility is fully drawn and December 31, 2018. The equipment facility may be drawn in installments of not less than $0.5 million, and each such installment shall be treated as a separate equipment loan. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche is also due, each payable quarterly. The Company has guaranteed the equipment facilities and security is given over the equipment of the Borrower which has been financed by the equipment facilities.
During the year ended December 31, 2017, the Company made an initial drawdown of $8.7 million under the facility. As at December 31, 2017, $9.1 million was available for future drawdowns. The Company expects to utilize this amount to finance additional equipment purchases in 2018.
On May 30, 2017, the term over which the Otjikoto equipment loans may be advanced under the facility was extended to June 30, 2018 and an additional $6.2 million was made available for drawdown. During the year ended December 31, 2017, the Company had drawn down the full $6.2 million available under the facility.
The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six months period. At December 31, 2017, the balance in the DSRA was $5.4 million (2016 - $5.2 million).

For the quarter and year ended December 31, 2017, net resource property expenditures totalled $(6.4) million and $352.7 million, respectively. The most significant expenditures were on the Fekola Project construction expenditures of $14.3 million and $222.4 million, respectively. Resource property expenditures for the quarter and year ended December 31, 2017 were offset by net cash inflow of $73.4 million for pre-production costs net of sales proceeds from the Fekola Mine (Sales proceeds from the pre-commercial production of $100.9 million net of operating costs of $27.5 million, were offset against the amounts capitalized for the Fekola Mine property, plant and equipment). Commercial production was achieved ahead of schedule on November 30, 2017. In addition, the Otjikoto Mine had capital expenditures of $5.1 million and $41.2 million, respectively, the Masbate Mine had capital expenditures of $16.1 million and $52.6 million, respectively, La Libertad Mine had capital expenditures of $5.7 million and $23.8 million, respectively and El Limon Mine had capital expenditures of $5.1 million and $16.0 million, respectively. Other exploration and development costs for the fourth quarter and year ended December 31, 2017 totalled $13.1 million and $53.7 million, respectively. Resource property expenditures (excluding Fekola construction costs) totalled $203.7 million which was in line with the 2017 budget of $200.5 million.

As at December 31, 2017, and in addition to those commitments disclosed elsewhere in the MD&A, the Company had commitments for payments of $6.1 million for Fekola Mine equipment, $2.6 million for mobile equipment at the Masbate Mine and $1.8 million for the solar plant at the Otjikoto Mine, all of which are expected to be incurred in 2018.
For 2018, the Company has budgeted total capital expenditures of $67.1 million at the Fekola Mine, $45.1 million at the Otjikoto Mine, $49.1 million at the Masbate Mine, $30.5 million at La Libertad Mine and $18.1 million at El Limon Mine. The Company’s total 2018 exploration budget is approximately $52.4 million.

As at December 31, 2017, the Company’s significant commitments are disclosed in the table below:

	2018	2019	2020	2021	2022	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	95,092	—	—	—	—	95,092
Derivative liabilities	4,952	—	—	—	—	4,952
Convertible senior subordinated notes:
Principal	258,750	—	—	—	—	258,750
Interest	8,409	—	—	—	—	8,409
Revolving credit facility:
Principal	—	—	—	350,000	—	350,000
Interest & commitment fees (estimated)	22,836	17,117	17,117	8,892	—	65,962
Fekola equipment loan facility:
Principal	11,857	11,857	11,857	11,857	5,076	52,504
Interest (estimated)	2,483	1,870	1,261	644	114	6,372
Otjikoto equipment loan facility:
Principal	10,319	4,869	3,453	1,958	647	21,246
Interest (estimated)	795	428	234	84	12	1,553
Masbate equipment loan facility:
Principal	1,749	1,749	1,749	1,749	1,311	8,307
Interest (estimated)	400	309	218	126	34	1,087
Nicaraguan equipment loans:
Principal	1,056	247	41	—	—	1,344
Interest (estimated)	37	8	—	—	—	45
Operating lease commitments	3,865	1,723	1,171	1,075	392	8,226
Capital expenditure commitments	10,513	—	—	—	—	10,513
Mine restoration provision	1,819	—	—	9,690	9,690	21,199
Employee future benefits	1,087	1,187	1,676	117	4,566	8,633
Other liabilities	2,516	1,121	—	—	—	3,637

	438,535	42,485	38,777	386,192	21,842	927,831
The Company believes that its future cash flows from operations along with the undrawn and available balances on its current facilities will allow it to meet its current obligations as they come due.
Derivative financial instruments
Gold forwards
Under the terms of a prior revolving credit facility entered into in April 2013, the Company was required to maintain gold forwards, within certain parameters, over the term of facility in order to manage the risk of volatility in the Company's future operating income and reduce risk in respect of debt service obligations. As at December 31, 2017, the Company had gold forward contracts with respect to the Otjikoto Mine for the delivery of 35,916 ounces during 2018 at an average price of 15,044 Rand per ounce which are recorded at fair value through the statement of operations. The unrealized fair value of these contracts at December 31, 2017 was $(5.0) million.

Forward contracts – fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. For the year ended December 31, 2017, the Company entered into additional series of forward contracts for the purchase of fuel oil, gas oil and diesel with settlements scheduled between February 2018 and January 2020. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.
The following is a summary, by maturity dates, of the Company’s total forward contracts outstanding as at December 31, 2017:

	2018	2019	2020	Total
Forward – fuel oil:
Litres (thousands)	45,480	25,860	1,177	72,517
Average strike price	$0.30	$0.30	$0.29	$0.30

Forward – gas oil:
Litres (thousands)	23,458	15,408	745	39,611
Average strike price	$0.41	$0.41	$0.42	$0.41

Forward – diesel:
Litres (thousands)	3,910	1,399	47	5,356
Average strike price	$0.41	$0.43	$0.41	$0.42
The unrealized fair value of these contracts at December 31, 2017 was $7.4 million.
Interest rate swaps
During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. The Company entered into these interest rate swaps to manage the volatility of the interest related to the revolving credit facility. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at December 31, 2017 was $1.2 million.
Operating activities
Cash flow provided by operating activities was $155.0 million for the year ended December 31, 2017 compared to $411.8 million for the year ended December 31, 2016, a decrease of $256.8 million. This decrease is mainly due to $120 million of proceeds received from the Prepaid Sales transactions in the first quarter of 2016 (March 2016 Prepaid Sales). Proceeds from Prepaid Sales transactions are received in advance in the period in which the Prepaid Sales transactions are entered into. No additional cash proceeds are received in the period in which ounces underlying the Prepaid Sales are delivered into. For accounting purposes, as the Company physically delivers into the contracts in subsequent periods, a portion of the original Prepaid Sales proceeds is recognized in revenue. During the year ended December 31, 2017, $30 million of proceeds were received from new Prepaid Sales transactions, while $60 million of March 2016 Prepaid Sales contracts were delivered into with no further cash received. For the year ended December 31, 2017, the Company delivered 51,633 ounces into these contracts. The decrease in cash flow provided by operating activities is also due to a decrease in revenues of $44.6 million, an increase in production costs of $27.0 million, negative changes in long-term VAT receivable of $12.3 million and the negative impact of working capital changes of negative $39.7 million compared with positive $2.0 million for the year ended December 31, 2016 partially offset by a decrease of realized derivative losses of $10.6 million. The main changes in non-cash working capital for the year ended December 31, 2017 related to a $58.1 increase in inventories (including Fekola Mine purchase of supplies inventory of $32.5 million and Fekola Mine stockpile, in-circuit and bullion inventories of $14.2 million). Production and related inventory costs significantly exceeded expectations and forecast in the fourth quarter of 2017. In-circuit and bullion inventories reflect ounces produced in December 2017 and on hand at year end. The Company accelerated consumable purchases to keep pace with the accelerated ramp up of the mine. This initial build up of inventories will benefit operating cash flows in future periods. In addition, non-cash working capital included an increase totalling $11.2 million in accounts receivable and prepaids and short-term value-added and other tax receivables partially offset by a $20.4 million increase in accounts payable and accrued liabilities and a $9.2 million increase in income and other taxes incurred but not paid primarily relating to the Philippines where the five year income tax holiday ended June 30, 2017 and current income taxes accrued from the newly operational Fekola Mine. In addition, for the year ended December 31, 2017, net cash flow proceeds totalling $73.4 million from the production and sale of pre-commercial production at the Fekola Mine were excluded from operating cash flows and included as investing cash flow in the consolidated statement of cash flows.

Financing activities
The Company’s cash from financing activities for the year ended December 31, 2017 was a net inflow of $193.0 million. During the year ended December 31, 2017, the Company made drawdowns of $150 million on its amended RCF ($145.3 million net of transaction costs), drawdowns of Euro 49.4 million ($54.4 million equivalent) on its Fekola equipment loan facility, drawdowns of $6.2 million on its Otjikoto equipment loan facility, drawdowns of $8.7 million in its Masbate equipment loan facility and received proceeds from the exercise of stock options of $26.5 million. The Company made payments on equipment loan facilities of $18.3 million and interest and commitment payments of $20.6 million. In connection with the Fekola and Otjikoto equipment loan facilities, the Company is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. During the year ended December 31, 2017, $8.2 million was deposited in the DSRA accounts.

On August 11, 2016, the Company entered into an equity distribution agreement (the “ATM Agreement”) with two placement agents for the sale of common shares for aggregate gross proceeds of up to $100 million through “at the market” distributions under the Company’s prospectus supplement filed under its base shelf prospectus and registration statement. No common shares were issued under the ATM Agreement during the first half of 2017. During the second quarter of 2017, the Company terminated the ATM Agreement. The related supplementary prospectus expired in February 2018.

Investing activities

For the year ended December 31, 2017, net resource property expenditures totalled $352.7 million with the most significant components being the Fekola Project with expenditures of $222.4 million, the Otjikoto Mine with capital expenditures of $41.2 million, the Masbate Mine with capital expenditures of $52.6 million, the Libertad Mine with capital expenditures of $23.8 million and the Limon Mine with capital expenditures of $16.0 million. Resource property expenditures for the year ended December 31, 2017 were offset by net cash inflow of $73.4 million for pre-production costs net of sales proceeds from the Fekola Mine (Sales proceeds from the pre-commercial production of $100.9 million net of related production costs of $27.5 million, were offset against the amounts capitalized for the Fekola Mine property, plant and equipment). Commercial production was achieved ahead of schedule on November 30, 2017.

Expenditures on the Fekola Project to date were $596.8 million including $41 million of preconstruction expenditures compared with a budget to date of $599.0 million. The Company has budgeted $15 million in 2018 to complete the Fadougou village relocation.
Exploration
Resource property expenditures on exploration are disclosed in the table below.

	For the three months ended December 31, 2017	For the three months ended December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Fekola Mine, exploration	2,226	1,261	8,441	3,698
Otjikoto Mine, exploration	467	648	1,220	1,994
Masbate Mine, exploration	689	1,224	4,668	4,492
Libertad Mine, exploration	1,286	1,172	6,751	4,269
Limon Mine, exploration	2,207	964	6,362	3,453
Kiaka Project, exploration	873	1,475	4,512	3,229
Fekola Regional, exploration	355	2,253	6,245	5,165
Toega Project, exploration	1,514	1,372	5,784	3,007
Ondundu Project, exploration	560	641	3,116	1,572
Other	2,881	2,654	6,574	6,157

	13,058	13,664	53,673	37,036
For 2017, the Company’s original total exploration budget was approximately $46 million. In 2017, an additional exploration budget of $7 million was approved for West Africa targets and an additional exploration budget of $2 million was approved for El Limon targets. Approximately $22 million of the revised $55 million 2017 budget was used to support brownfields exploration at the producing mines. In addition, a significant portion of the 2017 exploration budget was used at all sites to drill several targets that exhibit potential based on surface mapping, geochemical sampling and drilling completed in 2016. West Africa and Nicaragua were the primary focus of 2017 exploration expenditures.
In 2017, approximately $28.7 million was spent on exploration in Mali, Burkina Faso and Ghana. Exploration on the licences in Mali was budgeted to be $15.4 million focusing on multiple targets close to the Fekola deposit. The 2017 budget for West Africa envisioned completing 46,400 metres of diamond drilling, 65,900 metres of RC drilling, 32,900 metres of air-core drilling and 25,000 metres of auger drilling.
The Company has a 2018 exploration budget of approximately $52.4 million. West Africa and Nicaragua will be the primary areas of focus in 2018. 2018 will see approximately $25.0 million being spent on exploration in Mali, Burkina Faso and Ghana and $13.0 million in Nicaragua ($7 million at El Limon to continue testing the extent of the Limon Central vein system and $6 million at La Libertad and Regional targets for both infill drilling and to drill test new targets).

Fekola Mine

B2Gold's exploration team believes the expansive Fekola property has the potential to host additional large Fekola-style gold deposits. Surface exploration, regional drilling and geophysics to date have identified numerous targets. The Company has drilled approximately 2,800 aircore, reverse circulation and diamond drill holes totalling 180,000 metres. Approximately 75% of the drilling has focused on exploration drilling with the remainder on in-fill drilling. Based on the successful results to date, the Fekola Mine and regional exploration budgets for 2017 were increased by $3.8 million to $15.4 million.

Exploration on the licenses in Mali in 2018 will see expenditures of $15.1 million, focusing on the Fekola North Extension zone and sulphide targets below the Anaconda saprolite. The 2018 budget split between Fekola Mine ($5.3 million), Fekola Regional properties ($7.9 million) and South Mali ($1.9 million). The 2018 budget for Mali envisions completing 20,000 metres of diamond drilling, 48,000 metres of reverse circulation (“RC”) drilling, 22,000 metres of aircore drilling and 8,500 metres of auger drilling. Positive drill results from the Company’s 2017 exploration program at the Fekola area (see news release dated 11/9/2017) indicated that the main Fekola deposit, with additional drilling, could extend significantly to the north. In addition, drilling below the extensive saprolite resource at the Anaconda, Adder and Mamba zones has discovered three, well mineralized bedrock (sulphide) zones, indicating the potential for large, Fekola-style mineralized zones. Exploration results from the Fekola North Extension and Anaconda drill programs are expected by mid-2018.

Infill drilling continues on the Fekola extension immediately to the north of the Fekola deposit. The Company estimates that it could add up to 900,000 ounces of gold, consisting of 720,000 ounces from the existing indicated category and 180,000 from the existing inferred category to the Fekola Mine plan with further infill drilling. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Exploration drilling at Fekola includes step out drilling to the north of the Fekola resource to test the ultimate size potential of the Fekola deposit. Exploration results from the Fekola extension drill program are expected by mid-2018.
Fekola Regional

On June 15, 2017, the Company announced the maiden Mineral Resource estimate for the Anaconda area of the Fekola Project located in southwestern Mali and new exploration drill results from beneath the saprolite and for Anaconda. This initial Inferred Mineral Resource estimate is 21.59 million tonnes at 1.11 g/t gold for 767,000 ounces. The estimate is reported within a series of pit shells and above a 0.35 g/t gold cutoff grade. This saprolite-hosted gold mineralization remains open and B2Gold's Exploration group is continuing to explore the edges of the known zones, test for additional saprolite hosted mineralized zones and to explore for Fekola-style gold mineralization within the underlying bedrock.

The Anaconda Mineral Resource includes the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones which occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock. This resource occurs near surface and remains open along strike. At present, the combined Anaconda-Adder saprolite zone extends over 4.5 kilometres along strike and up to 500 metres wide at Anaconda and up to 200 metres wide at Adder. Within these zones, mineralized saprolite varies from several metres to over 40 metres thick, with an average true thickness of approximately 13.5 metres.
The 2016 exploration program identified several bedrock structures, below the saprolite, that may have weathered to create the extensive zones of saprolite-hosted gold mineralization. These mineralized bedrock structures have the potential to host new additional Fekola-style zones. Exploration drilling in 2017 discovered three well mineralized zones beneath the Anaconda, Adder and Mamba saprolite. Approximately $7 million is allocated in 2018 to continue to test these sulphide targets.

Toega Project
On February 13, 2017, the Company announced positive exploration drill results at the new Toega prospects near the Kiaka deposit. In 2016, a total of 19,433 metres of combined reverse circulation and diamond drilling was completed, to better define the limits of this discovery and to explore the immediate area for additional mineralization. The drilling expanded the known extents of mineralization at Toega to over 900 metres long, by up to 425 metres wide, with intersections of variable thickness occurring as deep as 250 metres below surface. Mineralization remains open down dip and down plunge at Toega.
In 2017, over 20,000 metres of combined reverse circulation and diamond drilling were completed in 72 holes.
On February 22, 2018, the Company announced a positive initial Inferred Mineral Resource estimate for the Toega Project located in Burkina Faso with an initial Inferred Mineral Resource estimate of 17,530,000 tonnes of 2.01 g/t, containing 1,130,000 ounces of gold, indicates the potential to be an open-pittable deposit. Toega mineralized zone now extends 1,200 metres along strike, and is 430 metres wide and up to 400 metres deep.Toega mineralized zone remains open along strike to the north-northeast and down dip. Recent drilling has intersected good grade in a potential new mineralized zone. Drilling is ongoing to infill and determine the ultimate size of the Toega zone, and to further test the new mineralized zone. The Toega Inferred Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz., an average gold recovery of 86.2% (based on preliminary metallurgical testwork), an assumed pit slope parameter of 50 degrees and preliminary costs based on input from other B2Gold mining operations. Costs used for pit generation are a mining cost of US$2.50 per tonne mined, processing cost of US$10.00 per tonne and G&A cost of US$2.10 per tonne processed.
Metallurgical, environmental and social baseline studies were initiated at Toega in 2016, and these programs are planned to continue throughout 2018.
In Burkina Faso, the 2018 exploration budget is $9.1 million for the Toega Prospect and the Kiaka Regional district that saw exploration success in 2017. Burkina Faso will see 14,500 metres of planned diamond drilling, 29,000 metres of planned RC drilling and 28,000 metres of combined planned aircore and auger drilling. Exploration results from the Toega Prospect drill program are expected in the latter part of 2018.

Otjikoto Mine

The total exploration budget for Namibia in 2017 was $5.1 million mainly for 5,000 metres of diamond drilling on the Otjikoto licence area, and 12,000 metres of diamond drilling and 5,000 metres of RAB drilling on the Ondundu joint venture project. An additional 5,000 metres of diamond and RC drilling are committed to new targets in and around the Otjikoto area.

The total exploration budget for Namibia in 2018 is $5.1 million. Exploration in 2018 will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling split between the Otjikoto Project and the Ondundu joint venture.

Masbate Mine

The Masbate exploration budget for 2017 was approximately $5 million including 27,000 meters of drilling. The drilling was divided into brownfields drilling to upgrade resources within the mine licence area, totalling 16,000 metres of diamond drilling, and another 11,000 metres on regional targets. New targets such as Montana SE were further tested.

The Masbate exploration budget for 2018 is approximately $5.1 million including 12,000 metres of diamond drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence and on regional targets.

La Libertad Mine

La Libertad’s exploration budget for 2017 was approximately $6.7 million for a total of 15,000 metres of planned diamond drilling. The program was comprised of 7,000 metres of brownfields (near mine) drilling and 8,000 metres of drilling planned on several regional targets.

La Libertad’s exploration budget for 2018 is approximately $4.8 million for a total of 9,000 metres of planned diamond drilling. The program is split between infill (near mine) drilling and drilling on several regional targets.

El Limon Mine
In 2017, El Limon’s exploration budget was increased to $7 million to include 28,600 metres of drilling (over 157 holes) with a focus on El Limon Vein system. The system comprises of the Pozo Bono, Limon Sur, Limon Central, Limon North and Tigra-Chaparral zones, most of which were previously partially mined by both open pit and underground methods. On February 23, 2018, the Company announced a positive initial open-pit inferred resource at the newly-discovered El Limon Central zone, at the El Limon property in Nicaragua, of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold (100% basis). Inferred Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz., an average gold recovery of 83.8% (based on preliminary metallurgical testwork), and recent EL Limon Mine cash operating costs. This large, good grade new zone has the potential to decrease the El Limon Mine's cash operating costs and all-in sustaining costs per ounce and significantly increase the El Limon mine life. The El Limon Central zone, at its closest location, is approximately 150 metres from the El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. Historical records indicate that parts of the Central zone had been mined underground in past decades. B2Gold's recent exploration work indicates the underground mining was much more limited than previously thought. B2Gold is currently conducting additional metallurgical testing on the El Limon Central ore and a study to evaluate the potential to expand the El Limon throughput to significantly increase annual gold production and reduce cash operating costs. The study results are expected by mid-2018.

El Limon’s exploration budget for 2018 is approximately $7.0 million for a total of 25,000 metres of planned diamond drilling. The program largely consists of infill drilling of the recently-discovered Central Zone.

Finland Joint Venture

Finland has a 2018 budget of $2.6 million and will complete 500 metres of drilling on targets defined from work completed in 2017. The Company has the right to earn up to a 75% ownership interest in the properties of Aurion Resources Ltd known as Kutuvuoma, Ahvenjarvi, Piko-Mustavaara, Palovaara and Soretiavuoma. The Company must incur $5 million in exploration work expenditures and issue 550,000 B2Gold shares to acquire a 51% interest in the properties over the initial four year period ending in August 2019. The Company may increase its interest to 70% by incurring an additional $10 million over the next two year period and upon a bankable feasibility study, the Company will hold 75% in the properties.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements for the year ended December 31, 2017. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s annual consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

•	Ore reserve and resource estimates;

•	Value-added tax receivables;

•	Deferred income taxes and valuation allowances;

•	Impairment of long-lived assets; and

•	Exploration and evaluation expenditures.
Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable mine can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

RECENT ACCOUNTING PRONOUNCEMENTS
IFRS 15 – Revenue from contracts with customers
The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2018. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company has evaluated the effect the standard will have on its sales recorded in its consolidated financial statements and expects that there will be no material impact to the timing or amounts of revenue recognized in its statement of operations.
IFRS 9 – Financial Instruments
The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. In addition, this new standard amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI and guidance on financial liabilities and derecognition of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018. Retrospective application is required, but there is no requirement to restate comparative periods disclosed.
Upon adoption of IFRS 9, the Company's long-term investments, which are currently classified as available-for-sale, will be designated as financial assets at fair value through other comprehensive income. Long-term investments will be recorded initially at fair value, with subsequent changes in the fair value recognized in the statement of other comprehensive income and not reclassified to net income upon disposition. Based on the Company's preliminary calculations, this designation will result in a reclassification of a $34.6 million loss from our deficit to accumulated other comprehensive loss, all within equity, on January 1, 2018.
In addition, the treatment of the Company's convertible senior subordinated notes (the "notes"), which are designated at fair value through profit and loss, will change upon adoption of IFRS 9. The new standard requires that the portion of the change in the fair value of the notes relating to the change in the Company’s credit risk be recorded through statement of other comprehensive income.  Based on the Company's preliminary calculations, this change will result in a reclassification of a $10.8 million loss from our deficit to accumulated other comprehensive loss, all within equity, on January 1, 2018.
IFRS 16 – Leases
The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months. Early adoption is permitted provided IFRS 15 has already been adopted or is applied from the same date. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure controls and procedures
Disclosure controls and procedures are designed (a) under Canadian law, to provide reasonable assurance and (b) under U.S. law, to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
As at December 31, 2017, management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators and under the Exchange Act. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2017, the Company's disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.
Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.
As at December 31, 2017, management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.
Changes in internal control over financial reporting
There has been no change in our internal control over financial reporting during the year ended December 31, 2017 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce and total cash costs per gold ounce
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:
Consolidated

	Three months ended			Year ended
	December 31,			December 31,
	2017 (1)	2017 (2)	2016	2017(1)	2017 (2)	2016
	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	81,772	81,772	77,668	302,394	302,394	275,400
Capitalized Fekola Mine pre-commercial production costs	—	19,074	—	—	19,074	—
Inventory sales adjustment	13,141	13,141	(804)	16,791	16,791	4,106

Cash operating costs	94,913	113,987	76,864	319,185	338,259	279,506
Royalties and production taxes per consolidated financial statements	7,576	15,978	6,232	25,530	33,932	25,493

Total cash costs	102,489	129,965	83,096	344,715	372,191	304,999

Gold production (ounces)	167,850	240,753	140,651	551,322	624,225	550,423

Cash operating costs per ounce ($/ounce)	565	473	546	579	542	508

Total cash costs per ounce ($/ounce)	611	540	591	625	596	554
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.

Fekola Mine

	Three months ended			Year ended
	December 31,			December 31,
	2017 (1)	2017 (2)	2016	2017(1)	2017 (2)	2016
	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	1,496	1,496	N/A	1,496	1,496	N/A
Capitalized pre-commercial production costs	—	19,074	N/A	—	19,074	N/A
Inventory sales adjustment	8,531	8,531	N/A	8,531	8,531	N/A

Cash operating costs	10,027	29,101	N/A	10,027	29,101	N/A
Royalties and production taxes	450	8,852	N/A	450	8,852	N/A

Total cash costs	10,477	37,953	N/A	10,477	37,953	N/A

Gold production (ounces)	32,207	105,110	N/A	32,207	105,110	N/A

Cash operating costs per ounce ($/ounce)	311	277	N/A	311	277	N/A

Total cash costs per ounce ($/ounce)	325	361	N/A	325	361	N/A
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.

Otjikoto Mine

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	25,599	18,630	85,891	61,756
Inventory sales adjustment	115	(1,424)	3,704	(583)

Cash operating costs	25,714	17,206	89,595	61,173
Royalties and production taxes	2,736	1,820	8,565	6,178

Total cash costs	28,450	19,026	98,160	67,351

Gold production (ounces)	52,446	46,846	191,534	166,285

Cash operating costs per ounce ($/ounce)	490	367	468	368

Total cash costs per ounce ($/ounce)	542	406	512	405

Masbate Mine

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	27,924	24,775	106,649	93,822
Inventory sales adjustment	3,446	1,811	3,243	1,682

Cash operating costs	31,370	26,586	109,892	95,504
Royalties and production taxes	3,195	2,713	11,530	12,152

Total cash costs	34,565	29,299	121,422	107,656

Gold production (ounces)	53,419	48,633	202,468	206,224

Cash operating costs per ounce ($/ounce)	587	547	543	463

Total cash costs per ounce ($/ounce)	647	602	600	522
La Libertad Mine

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	14,595	24,231	68,658	85,048
Inventory sales adjustment	1,477	(981)	204	2,243

Cash operating costs	16,072	23,250	68,862	87,291
Royalties and production taxes	395	926	2,155	3,487

Total cash costs	16,467	24,176	71,017	90,778

Gold production (ounces)	14,696	35,165	82,337	132,431

Cash operating costs per ounce ($/ounce)	1,094	661	836	659

Total cash costs per ounce ($/ounce)	1,121	688	863	685

El Limon Mine

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	12,158	10,032	39,700	34,774
Inventory sales adjustment	(428)	(210)	1,109	762

Cash operating costs	11,730	9,822	40,809	35,536
Royalties and production taxes	800	773	2,830	3,676

Total cash costs	12,530	10,595	43,639	39,212

Gold production (ounces)	15,082	10,007	42,776	45,483

Cash operating costs per ounce ($/ounce)	778	982	954	781

Total cash costs per ounce ($/ounce)	831	1,059	1,020	862

All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces produced to arrive at a per ounce figure. The Company defines non-sustaining capital expenditures and exploration costs as those that do not contribute to current year production or provide access to new material levels of production.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:
Consolidated

	Three months ended			Year ended
	December 31,			December 31,
	2017 (1)	2017 (2)	2016	2017(1)	2017 (2)	2016
	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	81,772	81,772	77,668	302,394	302,394	275,400
Capitalized Fekola Mine pre-commercial production costs	—	19,074	—	—	19,074	—
Inventory sales adjustment	13,141	13,141	(804)	16,791	16,791	4,106

Cash operating costs	94,913	113,987	76,864	319,185	338,259	279,506
Royalties and production taxes per consolidated financial statements	7,576	15,978	6,232	25,530	33,932	25,493
Corporate administration per consolidated financial statements	18,384	18,994	17,119	43,613	44,223	40,918
Share-based payments – RSUs(3)	603	649	457	3,632	3,678	3,760
Community relations per consolidated financial statements	1,183	1,425	2,529	5,512	5,754	5,051
Reclamation liability accretion (4)	407	468	244	1,523	1,584	1,054
Realized (gains) losses on fuel derivative contracts	(592)	(632)	405	(1,335)	(1,375)	4,502
Sustaining capital expenditures(5)	25,272	25,272	11,113	97,564	97,564	58,137
Sustaining mine exploration(5)	4,116	5,425	4,008	11,991	13,300	14,208
Other	—	—	4,382	—	—	4,382

Total all-in sustaining costs	151,862	181,566	123,353	507,215	536,919	437,011

Gold production (ounces)	167,850	240,753	140,651	551,322	624,225	550,423

All-in sustaining cost per ounce ($/ounce)	905	754	877	920	860	794
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.
(3) Included as a component of Share-based payments on the statement of operations.
(4) Excludes reclamation accretion relating to Kiaka.
(5) Refer to Sustaining Capital Expenditures and Sustaining Mine Exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements:

	Three months ended			Year ended
	December 31,			December 31,
	2017 (1)	2017 (2)	2016	2017(1)	2017 (2)	2016
	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated operating mine capital expenditures	36,355	36,355	22,039	138,036	138,036	97,425
Fekola Mine non-sustaining capital expenditures	(2,411)	(2,411)	—	(2,411)	(2,411)	—
Otjikoto Mine non-sustaining capital expenditures	(5,013)	(5,013)	(3,770)	(10,723)	(10,723)	(18,352)
Masbate Mine non-sustaining capital expenditures	(332)	(332)	(4,625)	(9,915)	(9,915)	(17,930)
La Libertad Mine non-sustaining capital expenditures	(2,143)	(2,143)	(2,311)	(13,828)	(13,828)	(2,786)
El Limon Mine non-sustaining capital expenditures	(1,184)	(1,184)	(220)	(3,595)	(3,595)	(220)

Consolidated sustaining capital expenditures	25,272	25,272	11,113	97,564	97,564	58,137
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.

The table below shows a reconciliation of sustaining mine exploration to mine exploration as extracted from the annual consolidated financial statements:

	Three months ended			Year ended
	December 31,			December 31,
	2017 (1)	2017 (2)	2016	2017(1)	2017 (2)	2016
	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated mine exploration	5,566	6,875	4,008	19,918	21,227	14,208
Fekola Mine non-sustaining mine exploration	—	—	—	—	—	—
Otjikoto Mine non-sustaining mine exploration	682	682	—	—	—	—
Masbate Mine non-sustaining mine exploration	(375)	(375)	—	(1,257)	(1,257)	—
La Libertad Mine non-sustaining mine exploration	(592)	(592)	—	(3,312)	(3,312)	—
El Limon Mine non-sustaining mine exploration	(1,165)	(1,165)	—	(3,358)	(3,358)	—

Consolidated sustaining mine exploration	4,116	5,425	4,008	11,991	13,300	14,208
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.

Fekola

	Three months ended			Year ended
	December 31,			December 31,
	2017 (1)	2017 (2)	2016	2017(1)	2017 (2)	2016
	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	1,496	1,496	N/A	1,496	1,496	N/A
Capitalized pre-commercial production costs	—	19,074	N/A	—	19,074	N/A
Inventory sales adjustment	8,531	8,531	N/A	8,531	8,531	N/A

Cash operating costs	10,027	29,101	N/A	10,027	29,101	N/A
Royalties and production taxes	450	8,852	N/A	450	8,852	N/A
Corporate administration	969	1,579	N/A	969	1,579	N/A
Share-based payments – RSUs(3)	23	69	N/A	23	69	N/A
Community relations	1	243	N/A	1	243	N/A
Reclamation liability accretion	30	91	N/A	30	91	N/A
Realized gains on fuel derivative contracts	(72)	(112)	N/A	(72)	(112)	N/A
Sustaining capital expenditures(4)	2,012	2,012	N/A	2,012	2,012	N/A
Sustaining mine exploration(5)	917	2,226	N/A	917	2,226	N/A
Other	—	—	N/A	—	—	N/A

Total all-in sustaining costs	14,357	44,061	N/A	14,357	44,061	N/A

Gold production (ounces)	32,207	105,110	N/A	32,207	105,110	N/A

All-in sustaining cost per ounce ($/ounce)	446	419	N/A	446	419	N/A
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.
(3) Included as a component of Share-based payments on the statement of operations.
(4) Refer to Sustaining Capital Expenditures reconciliation below.
(5) All operating mine exploration expenditures were sustaining in nature.

The table below shows a reconciliation of Fekola Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements:

	Three months ended			Year ended
	December 31,			December 31,
	2017 (1)	2017 (2)	2016	2017(1)	2017 (2)	2016
	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	4,423	4,423	N/A	4,423	4,423	N/A
Tailings storage facility stages 2 and 3	(2,411)	(2,411)	N/A	(2,411)	(2,411)	N/A

Sustaining capital expenditures	2,012	2,012	N/A	2,012	2,012	N/A
(1) Includes results from the Fekola Mine from December 1, 2017. Commercial production was reached November 30, 2017.
(2) Includes results from the Fekola Mine from October 1, 2017 to December 31, 2017.

Otjikoto Mine

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	25,599	18,630	85,891	61,756
Inventory sales adjustment	115	(1,424)	3,704	(583)

Cash operating costs	25,714	17,206	89,595	61,173
Royalties and production taxes	2,736	1,820	8,565	6,178
Corporate administration	1,730	1,400	5,590	4,268
Share-based payments – RSUs(1)	4	32	46	213
Community relations	308	379	1,196	642
Reclamation liability accretion	87	51	352	219
Realized (gains) losses on fuel derivative contracts	(22)	(44)	(124)	514
Sustaining capital expenditures(2)	71	1,622	30,449	20,889
Sustaining mine exploration(2)	1,149	648	1,220	1,994
Other	—	4,382	—	4,382

Total all-in sustaining costs	31,777	27,496	136,889	100,472

Gold production (ounces)	52,446	46,846	191,534	166,285

All-in sustaining cost per ounce ($/ounce)	606	587	715	604
(1) Included as a component of Share-based payments on the statement of operations.
(2) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of the Otjikoto Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	5,084	5,392	41,172	39,241
Solar plant	(162)	—	(4,935)	—
Wolfshag underground feasibility study	(22)	(571)	(803)	(571)
Game farm	(67)	—	(223)	—
Prestripping	(4,762)	(3,199)	(4,762)	(17,781)

Sustaining capital expenditures	71	1,622	30,449	20,889

The table below shows a reconciliation of Otjikoto Mine sustaining mine exploration to mine exploration as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	467	648	1,220	1,994
Otjikoto Mine regional exploration	682	—	—	—

Sustaining mine exploration	1,149	648	1,220	1,994
Masbate Mine

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	27,924	24,775	106,649	93,822
Inventory sales adjustment	3,446	1,811	3,243	1,682

Cash operating costs	31,370	26,586	109,892	95,504
Royalties and production taxes	3,195	2,713	11,530	12,152
Corporate administration	1,060	2,414	3,593	5,238
Reclamation liability accretion	126	111	503	471
Realized (gains) losses on fuel derivative contracts	(372)	284	(852)	2,892
Sustaining capital expenditures(1)	15,775	5,006	42,672	13,962
Sustaining mine exploration(1)	314	1,224	3,411	4,492

Total all-in sustaining costs	51,468	38,338	170,749	134,711

Gold production (ounces)	53,419	48,663	202,468	206,224

All-in sustaining cost per ounce ($/ounce)	963	788	843	653
(1) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of the Masbate Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	16,107	9,631	52,587	31,892
Plant and powerhouse upgrades	(282)	(4,625)	(6,744)	(17,930)
Prestripping	—	—	(1,270)	—
Land acquisitions	(7)	—	(836)	—
Montana extension	(43)	—	(1,065)	—

Sustaining capital expenditures	15,775	5,006	42,672	13,962

The table below shows a reconciliation of Masbate Mine sustaining mine exploration to mine exploration as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	689	1,224	4,668	4,492
Masbate Mine regional exploration	(375)	—	(1,257)	—

Sustaining mine exploration	314	1,224	3,411	4,492

La Libertad Mine

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	14,595	24,231	68,658	85,048
Inventory sales adjustment	1,477	(981)	204	2,243

Cash operating costs	16,072	23,250	68,862	87,291
Royalties and production taxes	395	926	2,155	3,487
Corporate administration	972	1,214	3,538	4,257
Community relations	482	1,868	2,994	3,395
Reclamation liability accretion	90	36	352	160
Realized (gains) losses on fuel derivative contracts	(126)	165	(287)	1,096
Sustaining capital expenditures(1)	3,526	2,245	9,978	15,757
Sustaining mine exploration(1)	694	1,172	3,439	4,269

Total all-in sustaining costs	22,105	30,876	91,031	119,712

Gold production (ounces)	14,696	35,165	82,337	132,431

All-in sustaining cost per ounce ($/ounce)	1,504	878	1,106	904
(1) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of La Libertad Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	5,669	4,556	23,806	18,543
Jabali underground development	(2,105)	(176)	(5,837)	(651)
San Juan underground development	—	(216)	(17)	(216)
Jabali Antenna resettlement and development	(9)		(416)	—
Land acquisitions	—	(1,919)	(2,783)	(1,919)
Tailings storage facility	(29)	—	(4,775)	—

Sustaining capital expenditures	3,526	2,245	9,978	15,757

The table below shows a reconciliation of La Libertad Mine sustaining mine exploration to mine exploration as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	1,286	1,172	6,751	4,269
Libertad Mine regional exploration	(592)	—	(3,312)	—

Sustaining mine exploration	694	1,172	3,439	4,269
El Limon Mine

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	12,158	10,032	39,700	34,774
Inventory sales adjustment	(428)	(210)	1,109	762

Cash operating costs	11,730	9,822	40,809	35,536
Royalties and production taxes	800	773	2,830	3,676
Corporate administration	634	889	2,147	2,672
Community relations	392	282	1,321	1,014
Reclamation liability accretion	74	46	286	204
Sustaining capital expenditures(1)	3,888	2,240	12,453	7,529
Sustaining mine exploration(1)	1,042	964	3,004	3,453

Total all-in sustaining costs	18,560	15,016	62,850	54,084

Gold production (ounces)	15,082	10,007	42,776	45,483

All-in sustaining cost per ounce ($/ounce)	1,231	1,501	1,469	1,189
(1) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of El Limon Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	5,072	2,460	16,048	7,749
Land purchases	(470)	—	(1,250)	—
Veta Nueva underground development	(17)	(220)	(1,018)	(220)
Open pit Limon North and Mercedes	(591)	—	(810)	—
Limon tailings project	(106)	—	(517)	—

Sustaining capital expenditures	3,888	2,240	12,453	7,529

The table below shows a reconciliation of El Limon Mine sustaining mine exploration to mine exploration as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	2,207	964	6,362	3,453
Limon Mine regional exploration	(1,165)	—	(3,358)	—

Sustaining mine exploration	1,042	964	3,004	3,453

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income (loss) adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the annual consolidated financial statements is set out in the table below:

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated net income for the period	34,466	8,077	61,566	38,600
Adjustments for non-recurring and significant recurring non-cash items:
Share-based payments	4,875	2,216	18,127	13,651
Gain on sale of Lynn Lake royalty	—	—	(6,593)	—
Write-down of mineral property interests	665	—	4,150	5,068
Loss on sale of mineral properties	—	1,338	—	9,886
Unrealized loss (gain) on fair value of convertible notes	7,212	(5,927)	11,144	46,742
Unrealized gain on derivative instruments	(9,700)	(20,265)	(9,684)	(22,697)
Write-down of long-term investments	—	2,671	1,613	2,856
Other non-recurring income	(8,354)	—	(8,354)	—
Deferred income tax (recovery) expense	(23,460)	14,396	(20,170)	4,866

Adjusted net income for the period	5,704	2,506	51,799	98,972

Basic weighted average number of common shares outstanding (in thousands)	979,691	960,976	976,366	941,737

Adjusted net earnings per share–basic ($/share)	0.01	0.00	0.05	0.11

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2017	2017	2017	2017	2016	2016	2016	2016
Gold revenue ($ in thousands)	173,990	154,109	164,322	146,256	181,189	193,049	164,803	144,252

Net income (loss) for the period ($ in thousands)	34,466	12,393	19,264	(4,557)	8,077	35,678	(11,806)	6,651

Earnings (loss) per share (1) – basic ($)	0.03	0.01	0.02	(0.01)	0.01	0.04	(0.01)	0.01

Earnings (loss) per share (1) – diluted ($)	0.03	0.00	0.02	(0.01)	0.00	0.04	(0.01)	0.01

Cash flows from operating activities ($ in thousands)	25,606	41,772	48,023	39,599	82,338	90,316	67,604	171,553

Gold sold, excluding Fekola pre-commercial production results (2) (ounces)	137,695	121,597	131,737	119,937	151,524	145,029	130,829	120,899

Average realized gold price (2)($/ounce)	1,264	1,267	1,247	1,219	1,196	1,331	1,260	1,193

Gold produced, excluding Fekola pre-commercial production results (2) (ounces)	167,850	129,288	121,448	132,736	140,651	146,686	135,242	127,844

Gold produced, total including Fekola pre-commercial production results (ounces)	240,753	135,628	121,448	132,736	140,651	146,686	135,242	127,844

Cash operating costs (2)(3) ($/ounce gold)	565	563	631	564	546	491	494	499

Total cash costs (2)(3) ($/ounce gold)	611	614	678	607	591	544	535	545

All-in sustaining costs (2)(3) ($/ounce gold)	905	921	974	889	877	702	731	874

Adjusted net income (2)(3) ($ in thousands)	5,704	13,887	12,851	19,357	2,506	48,617	28,977	18,872

Adjusted earnings per share (2)(3) – basic ($)	0.01	0.01	0.01	0.02	0.00	0.05	0.03	0.02

(1)	Attributable to the shareholders of the Company.

(2)	Starting December 1, 2017, the table includes results from the Fekola Mine which reached commercial production November 30, 2017.

(3)
Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue in 2017 has decreased from 2016 levels due to lower gold ounces sold in 2017 compared to 2016. Net income in the 2016 quarters reflected the strong operating performance of the mines. The net loss in the second quarter of 2016 reflected a $37.4 million loss on change in the fair value of the convertible notes.
Quarterly cash flows provided by operating activities for the first and second quarter of 2017 included $15 million each in proceeds from the Company's Prepaid Sales transactions, while the first quarter of 2016 include $120 million in proceeds from the Company’s Prepaid Sales transactions. The higher cash flows provided by operating activities in 2016 compared to 2017 reflect higher revenues and strong operational mine results in 2016. In the fourth quarter of 2017, cash flows provided by operating activities were lower than the third quarter of 2017 due to working capital increases for inventory relating to the Fekola Mine.

OUTLOOK AND STRATEGY
2017 was an important and transformative year for BGold. The Company delivered another record year of profitable gold production beating production and cost projections. From its five mines, B2Gold produced 630,565(1) ounces of gold with cash operating costs of $542(1) per ounce of gold and all-in sustaining costs of $860(1) per ounce of gold and completed construction with our in-house construction team of the low-cost, flagship Fekola Mine, in Mali, in late September, three months ahead of schedule and on budget.
In addition to the Fekola construction success in 2017, the Company’s Masbate Mine in the Philippines and Otjikoto Mine in Namibia had record, or near-record, gold production years with higher than budgeted gold production and lower cash operating and all-in sustaining costs per ounce.
While the Company’s El Limon and La Libertad Mines struggled in 2017, B2Gold and the Nicaragua management team have, as expected at El Limon, made operational improvements and accessed open-pit ore that has resulted in production returning to more normal levels. The significant discovery of the large, high-grade, open-pit Resource at El Limon Central has the potential to increase mine life and annual production and lower production costs.
At La Libertad, gold production and costs are expected to improve now that the Company has received mining permits for and commenced mining new open-pit deposits. Based on the anticipated receipt of additional mining permits in 2018, the Company expects gold production and costs to continue to improve. In addition, exploration continues at a number of open-pit targets at La Libertad.
The Fekola construction success was followed by an impressive production ramp-up in the fourth quarter of 2017 which resulted in B2Gold declaring the commencement of commercial production on November 30, 2017. Based on the typical ramp-up of a new mine and plant facility, the Company projected gold production from Fekola, in the fourth quarter of 2017, of between 45,000 to 55,000 ounces of gold (approximately 50% of projected full quarterly gold production).
The Fekola Mine produced almost 112,000 ounces of gold in the ramp-up period based on higher than projected gold grades, better recoveries, and the rapid ramp-up of mill tonnage throughput. This success was largely due to the performance of the experienced B2Gold in-house technical teams, including geology, mine construction, mill commissioning and mining. Due to this success, the Fekola Mine delivered cash operating costs and all-in sustaining costs for the fourth quarter of 2017 of $277 and $419 per ounce of gold, respectively, approximately 50% below budget.
In 2018, the Fekola Mine is projected to produce between 400,000 and 410,000 ounces of gold, with cash operating and all-in sustaining costs ranges of approximately $345 to $390 per ounce and $575 to $625 per ounce respectively.
Based on current projections, inclusion of a full year’s production from the Fekola Mine will increase B2Gold’s consolidated gold production by 300,000 ounces to between 910,000 and 950,000 ounces of consolidated gold production in 2018, with projected all-in sustaining of between $780 to $830 per ounce.
The Fekola Mine success is the latest in a series of accretive acquisitions, construction, and exploration successes that have resulted in a steady rise in profitable production over the last 11 years, from 2007, when B2Gold was created as a Junior exploration company with no gold production, to the projected 2018 production of between 910,000 to 950,000 ounces gold from the Company’s five gold mines.
This remarkable growth has been driven by: the Company’s disciplined approach to acquisitions, based on detailed due diligence by B2Gold’s experienced, in-house technical, legal and financial teams; the outstanding performance of our in-house construction team that built the Company’s La Libertad Mine and mill in Nicaragua, the Otjikoto Mine and mill in Namibia and, most recently, the Fekola Mine and mill in Mali; B2Gold’s highly-experienced exploration team that has realized significant exploration success at the Company’s mine properties; and our remarkable country and mine management teams and their dedicated employees.
This dramatic growth and the Company’s historic and ongoing commitment to exploration has resulted in the Company generating numerous exciting growth opportunities from existing assets.
Looking forward
In 2018, B2Gold plans to: continue to optimize production from its gold mines; strive to maintain its outstanding health and safety records; commitment to Corporate Social Responsibility; remain in a strong financial position while reducing debt levels; and pursue further growth through the exploration and development of our impressive pipeline of existing properties and new exploration initiatives.

____________________
(1)Includes the results from the Fekola Mine from start-up of production on September 24, 2017

Over the last five years the Company completed two accretive acquisitions by issuing shares in friendly takeovers, to the shareholders of Auryx Resources and Papillon Resources, the owners of the Otjikoto Property in Namibia and the Fekola Project in Mali, respectively. At the time of the transactions and during the successful construction of these mines, growth in the gold mining sector had fallen largely out of favor with many investors and therefore many gold mining companies. B2Gold remained committed to its successful, long-term strategy of growth through accretive acquisitions and exploration, irrespective of both the gold price and short-term market trends.
Due to the unpopularity of growth with so many gold sector investors, there was little or no competition to acquire these accretive development projects.
With some investors, and therefore gold mining companies' renewed interest in growth, B2Gold believes that competition for the acquisition of development assets has returned and will likely continue to increase. Given this new competitive environment and our successful strategy of contrarian opportunistic acquisitions, that have been successfully developed, B2Gold’s current strategy does not include pursuing growth through significant mergers or acquisitions of development stage companies or projects. Instead, B2Gold intends to focus on organic growth unlocking potential value through the expansion of B2Gold’s existing mines and further brownfields exploration and grass roots exploration around the mines and properties in pursuit of new discoveries.
As part of this strategy to pursue organic growth the Company has budgeted a total of $53 million for exploration in 2018. Brownfields exploration will make up approximately 80% of this budget, focusing on drilling campaigns on existing projects.
In Mali, a total of $15 million is budgeted for Fekola exploration, with half of the budget dedicated to the Fekola North extension drilling, which is ongoing with four drill rigs, following up on the positive drilling results for 2017 with infill drilling and to test the ultimate size potential of the Fekola deposit. The second half of the budget is planned for ongoing exploration drilling of the Anaconda Zones where four drill rigs are following up with further drilling on the four, good gold-grade bedrock zones discovered in 2017 and to test additional targets.
In addition, the Company’s Nicaragua exploration team will continue drilling to infill and determine the ultimate size of the recently announced El Limon Central large, good-grade, open-pit Resource, located near the El Limon mill, and test other targets on the property. At La Libertad Mine, also in Nicaragua, exploration work, including drilling, is ongoing on a number of near-surface and underground targets on the large property.
In Burkina Faso, B2Gold’s exploration team will continue drilling on a significant new discovery, called the Toega Zone, where an impressive, initial, good-grade, open-pit Resource was recently completed and announced. Drilling in 2018 will focus on determining the ultimate size of the main Toega Zone, which is open to depth, in good gold grade material, and test what the potential is for additional mineralized zones parallel to the Toega Zone.
Finally, B2Gold will continue to acquire and explore grass roots exploration opportunities directly and consider potential growth through joint-ventures and investments in junior companies with high-quality exploration projects.
In conclusion, 2018 will be another transformative, record-setting year of low-cost gold production for B2Gold as the newest Senior gold producer. With the Company’s projected dramatic increase in gold production and cash from operations in 2018 and commitment to the pursuit of continued growth through the exploration and development of the Company's existing pipeline of assets, B2Gold is looking forward to a successful 2018.
OUTSTANDING SHARE DATA
At March 14, 2018, 982,578,930 common shares were outstanding. In addition, there were approximately 55.0 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$4.05 per share and approximately 1.2 million RSUs outstanding.
The number of unoptioned shares available for issuance under the Company's stock option plan but not subject to outstanding options was 26,955,006 and 23,181,770 as at January 1, 2017 and December 31, 2017, respectively.
CAUTION ON FORWARD-LOOKING INFORMATION
This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates, forecasts, expectations and other statements regarding future financial and operational performance, events, production, including consolidated and project-specific projections of gold production in 2018, gold sales and revenue, costs, including projected consolidated cash operating costs and all-in sustaining costs, payments, capital expenditures, mobile equipment purchases, acquisitions, investments, budgets, ore grades, sources and types of ore, stripping ratios, throughput, cash flows, growth, production estimates and guidance, LoM estimates, projected increases in annual production and cash flows and decreases of consolidated cash operating costs and all-in sustaining costs in 2018; the projections included in existing technical reports, economic analyses and feasibility studies; anticipated or potential new technical reports pre-feasibility and feasibility studies, including the potential findings and conclusions thereof; statements regarding anticipated exploration, development, construction, production, permitting, expenditures, budgets and other activities and achievements of the Company, including but not limited to: West Africa and Nicaragua being the focus of exploration in 2018; incurrence of costs for, and timing of completion of, the Fadougou village relocation; negotiations with the State of Mali and the potential outcomes thereof, including the ratification by the Mali National

Assembly of the Shareholders Agreement and the final ownership of Fekola SA; Fekola Mine being a low-cost producer and its anticipated effect on the Company’s gold production and per ounce costs; the potential to host additional large Fekola-style gold deposits; the estimated addition of gold ounces to the Fekola Mine plan with further drilling; scheduled mining and processing of the Wolfshag ore body in 2019 and the expected provision of higher grade open-pit mill feed in the future; the expected decrease of fuel oil consumption, processing costs and power costs from the solar power project in the second quarter of 2018; the potential for underground mining at Wolfshag; the expected duration of mining of the Colorado Pit; the timing of expansion of the Masbate processing plant and the expected increase in production; the resolution of the audit by the DENR in relation to the Masbate Mine and the commencement of review by MICC; the receipt of Jabali Antenna Permit and expected commencement of production from the Jabali Antenna Pit; the successful completion of resettlement activities and receipt of the remaining mining permits at the Jabali Antenna Pit; mining and processing at La Libertad into 2020; expected source of ore from the Mercedes Pit with the remainder from underground operations at Santa Pancha at El Limon; the Mercedes Pit supplying good grade, open pit ore for the El Limon mill in 2018, combined with underground ore and the resulting expectation of maximized mill throughput, increased gold production and reduced operating costs in 2018; the completion of an engineering study, including an expansion study for the Limon mill, to determine potential accelerated development of the El Limon Central Zone; the El Limon Central Zone having potential to decrease El Limon’s cash operating costs and all-in sustaining costs per ounce and increase its mine life; timing of completion of a study to evaluate the potential to expand the throughput at El Limon; the ongoing drilling program as part of a feasibility study which will confirm resources and grades, the optimum grind size, capital costs and final project economics; the potential production of gold and silver ounces through reprocessing of old tailings of El Limon, based on the results of an initial study completed in 2017; continued studies at Toega throughout 2018 and timing of drill results; the potential for Toega to achieve the kind of scale of resource that might meet the Company’s criteria; continued exploration at its mines and other identified targets; potential to enhance resources and increase production at existing operations as well as greenfield targets; converting existing mineral resources into mineral reserves and delineating mineralization beyond the existing resource pit boundary; the delivery of ounces under the Prepaid Sales transactions; settlements of oil forward contracts; the potential increase in the RCF upon receipt of additional binding commitments and the intended use of proceeds therefrom; the adequacy of capital; the anticipated repayment of the convertible notes maturing on October 1, 2018; having sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay the notes in full and maintain a strong cash position; the expected use of remaining equipment loan facilities for equipment purchases in 2018 and 2019 and its belief that future cash flows and available balances on its current facilities will allow it to meet its current financial obligations. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.
Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and the Company’s common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in the Company’s feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks including instability or acts of terrorism; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for the Company’s operations including risks related to strikes and the halting of such operations from time to time; risks related to conflict with small scale miners; risks related to failures of information systems or information security threats; the ongoing audit by the DENR in relation to the Company’s Masbate Project and the final outcome thereof; ability to maintain adequate internal control over financial reporting as required by law; risks related to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, the Company’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-

looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company's forward looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES
This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and reserve estimates included in this Management’s Discussion and Analysis and the documents referenced herein have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis and the documents referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.
In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis and the documents referenced herein may not qualify as “reserves” under SEC standards.
In addition, this Management’s Discussion and Analysis and the documents referenced herein may use the terms “mineral resources”, ‘measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “inferred mineral resources” in this Management’s Discussion and Analysis or the documents referenced herein is economically or legally mineable. For the above reasons, information contained or referenced in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.
QUALIFIED PERSONS
Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the disclosure of the information regarding the Anaconda mineral resource and Mr. Garagan and Peter Montano, Project Director, also a qualified person under NI 43-101, have approved the disclosure of all other scientific and technical information contained in this MD&A.